Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2018 AND 2017

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

WOORI BANK

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 19, 2019

To the Shareholders and the Board of Directors of Woori Bank

Report on the Audited Separate Financial Statements

Our Opinion

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2018 and December 31, 2017, respectively, and the separate statement of comprehensive income, separate statement of changes in shareholders’ equity and separate statement of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2018 and December 31, 2017, respectively, and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Audit Opinion

We conducted our audits in accordance with the Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements, including those related to independence, that are relevant to our audit of the separate financial statements in the Republic of Korea as required by prevailing audit regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate opinion on these matters.

Allowance for credit loss in accordance with K-IFRS 1109 ‘Financial Instruments’

Key audit matter description

As a result of the adoption of K-IFRS 1109 in the current year, the Bank estimates and records an allowance for loans based on expected credit losses, as opposed to the previous method based on incurred credit losses under K-IFRS 1039 as described in notes 2, 3, 4 and 10. In order to estimate expected credit losses, the Bank segregated its portfolio in retail loans. With the exception of a portion of the corporate loan book comprised of individually significant loans (amortized cost of KRW 819,593 million), the Bank measures all portfolios (amortized cost of KRW 241,863,227 million) based on a collective assessment methodology. Both the collective and individual impairment methodologies in the amounts of KRW 1,025,866 million and KRW 371,188 million, respectively, must consider historical losses adjusted for forward looking information and include multiple scenarios for macroeconomic factors. The allowance for certain loans is measured, at least in part, based on the valuation of collaterals which must take into account an expectation of when and for how much the collateral will be sold.

There was a significant amount of judgment required by management when determining the appropriateness of the forward looking and macroeconomic information used in the calculation of the expected losses in its loan portfolio.

Given the level of subjectivity and judgment, auditing the estimated allowance for loan losses involved especially complex and subjective judgment.

How the scope of our audit responded to the key audit matter

Our audit procedures related to the assumptions and unobservable inputs used by management for the estimate of impaired loans including the following:

•	We tested the design and effectiveness of controls over the appropriateness of the cash-flows estimated to be collected in individually significant loans, including the estimates of collateral values.

•

We tested the design and effectiveness of the controls over the appropriateness of the models used to determine the calculation of the allowance for loan losses for collectively assessed loans and most importantly the determination of the relevant model and assumptions to incorporate forward looking and macro-economic information

•

We used our credit specialists to assist us in challenging the reasonableness of the methodologies and inputs used in the calculation of the allowance for loan losses for collectively assessed loans, most importantly in determining the appropriateness of forward looking and macro-economic scenarios used by management

•	We reperformed the calculation of the collective allowance taking into account forward looking and macroeconomic information determined to be appropriate in consultation with our credit specialists.

•	We selected samples of loans subject to individual assessments and performed the following:

✓	Independently estimated future operating cash flows from borrowers with significant loans outstanding to determine the available cash flows to repay the loans.

✓	With assistance of our appraisal specialists, evaluated the reasonableness of cash flow estimates based on the future sale of collateral.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation of the accompanying separate financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management of the Bank is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The audit committee is responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the audit committee of the Bank regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee of the Bank with a statement that we have complied with relevant ethical requirements, including those related to independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

March 19, 2019

Notice to Readers

This report is effective as of March 19, 2019 the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditors’ report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS

ENDED DECEMBER 31, 2018 AND 2017

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Headquarters: (Address) 51, Sogong-ro, Jung-gu, Seoul
(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,723,801	5,328,960
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 26 and 45)	3,877,858	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18, 26 and 45)	—	4,133,724
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	17,040,674	—
Available for sale (“AFS”) financial assets (Notes 4, 8, 11, 12 and 18)	—	14,186,704
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	22,802,050	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,638,727
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	260,350,949	—
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	—	248,810,624
Investments in subsidiaries and associates (Note 13)	4,193,775	4,148,795
Investment properties (Note 14)	367,117	350,235
Premises and equipment (Note 15)	2,350,342	2,374,590
Intangible assets (Note 16)	353,167	303,325
Assets held for distribution (sale) (Note 17)	143,288	46,183
Deferred tax assets (Note 42)	7,360	238,543
Derivative assets (Designated for hedging) (Notes 4, 11, 12 and 26)	35,503	59,272
Other assets (Notes 19 and 45)	146,995	117,889

Total assets	317,392,879	296,737,571

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11 12, 20, 26 and 45)	2,279,373	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20, 26 and 45)	—	3,416,978
Deposits due to customers (Notes 4, 11, 21 and 45)	237,426,765	224,384,156
Borrowings (Notes 4, 11, 12 and 22)	14,081,092	13,662,984
Debentures (Notes 4, 11 and 22)	21,666,331	21,707,466
Provisions (Notes 23, 44 and 45)	283,501	368,027
Net defined benefit liability (Note 24)	136,163	14,284
Liabilities of a disposal group classified as held for distribution (Note 17)	72,361	—
Current tax liabilities (Note 42)	110,127	212,376
Derivative liabilities (Designated for hedging) (Notes 4, 11, 12 and 26)	17,654	12,103
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	20,097,011	13,029,421
Other liabilities (Notes 25 and 45)	173,501	135,686

Total liabilities	296,343,879	276,943,481

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018 AND 2017  (CONTINUED)

	December 31, 2018(*)	December 31, 2017(*)
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,161,963	3,017,888
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(386,840)	(135,282)
Retained earnings and other reserves (Notes 31 and 32) (Regulatory reserve for credit loss as of December 31, 2018 and 2017 is 2,091,721 million Won and 2,017,342 million Won, respectively
Regulatory reserve for credit loss to be reversed (reserved) as of December 31, 2018 and 2017 is 202,905 million Won and (-) 74,379 million Won, respectively
Planned provision reversed (reserved) of regulatory reserve for credit loss as of December 31, 2018 and 2017 is 202,905 million Won and (-) 74,379 million Won, respectively)	14,622,952	13,260,559

Total equity	21,049,000	19,794,090

Total liabilities and equity	317,392,879	296,737,571

(*)

The separate statement of financial position as of December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statement of financial position as of December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean won in millions, except for per share data)
Interest income	8,331,967	7,385,721
Financial assets at FVTPL (K-IFRS 1109)	6,047	—
Financial assets at FVTOCI	256,995	—
Financial assets at amortized cost	8,068,925	—
Financial assets at FVTPL (K-IFRS 1039)	—	17,735
AFS financial assets	—	209,594
HTM financial assets	—	303,348
Loans and receivables	—	6,855,044
Interest expense	(3,604,249)	(2,995,118)

Net interest income (Notes 11, 34 and 45)	4,727,718	4,390,603

Fees and commissions income	1,151,201	1,072,838
Fees and commissions expense	(148,554)	(141,817)

Net fees and commissions income (Notes 11, 35 and 45)	1,002,647	931,021

Dividend income (Notes 36 and 45)	75,986	125,599
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	204,649	—
Net loss on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	(96,983)
Net gain on financial assets at FVTOCI (K-IFRS 1109) (Notes 11 and 38)	1,333	—
Net gain on AFS financial assets (Notes 11 and 38)	—	135,003
Net gain on disposals of financial assets at amortized cost (Note 11)	44,166	—
Net gain on disposals of securities at amortized cost	431	—
Net gain on disposals of loans and other financial assets at amortized cost	43,735	—
Impairment losses due to credit loss (Notes 11, 39 and 45)	(58,823)	(553,204)
General and administrative expenses (Notes 40 and 45)	(3,189,336)	(3,128,725)
Other net operating expenses (Notes 40 and 45)	(392,649)	(12,756)

Operating income	2,415,691	1,790,558

Share of losses on subsidiaries and associates (Note 13)	(241)	(133,948)
Net other non-operating income(expense)	70,181	(36,388)

Non-operating income(expense) (Note 41)	69,940	(170,336)

Net income before income tax expense	2,485,631	1,620,222

Income tax expense (Note 42)	(674,727)	(344,110)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean won in millions, except for per share data)
Net income
(Net income after the provision for regulatory reserve for credit loss for the years ended December 31, 2018 and 2017, is 1,819,532 million won and 1,201,733 million won, respectively) (Note 32)	1,810,904	1,276,112

Net loss on valuation of equity securities at FVTOCI	(29,290)	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	100	—
Remeasurement gain (loss) related to defined benefit plan	(79,639)	16,566
Items that will not be reclassified to profit or loss	(108,829)	16,566

Net gain on valuation of debt securities at FVTOCI	36,085	—
Net loss on valuation of AFS financial assets	—	(48,139)
Net gain (loss) on foreign currencies translation of foreign operations	7,882	(34,093)
Items that may be reclassified to profit or loss	43,967	(82,232)

Other comprehensive loss, net of tax	(64,682)	(65,666)

Total comprehensive income	1,746,042	1,210,446

Net income per share (Note 43)

Basic and diluted earnings per common share (in Korean Won)	2,466	1,648

(*)

The separate statement of comprehensive income for year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statement of comprehensive income for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained Earnings and other reserves	Total
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,276,112	1,276,112
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Loss on valuation of available-for-sale financial assets	—	—	—	(48,139)	—	(48,139)
Loss on foreign currency translation of foreign operations	—	—	—	(34,093)	—	(34,093)
Remeasurement gain related to defined benefit plan	—	—	—	16,566	—	16,566
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

December 31, 2017(*)	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090

January 1, 2018	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(393,473)	246,464	(147,009)

Adjusted balance, beginning of period	3,381,392	3,017,888	269,533	(528,755)	13,507,023	19,647,081
Net income	—	—	—	—	1,810,904	1,810,904
Dividends on common stocks	—	—	—	—	(336,636)	(336,636)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—
Net gain on valuation of financial assets at FVTOCI	—	—	—	6,795	—	6,795
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—
Gain on foreign currency translation of foreign operations	—	—	—	7,882	—	7,882
Remeasurement loss related to defined benefit plan	—	—	—	(79,639)	—	(79,639)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)

December 31, 2018(*)	3,381,392	3,161,963	269,533	(386,840)	14,622,952	21,049,000

(*)

The separate statements of changes in equity for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate statements of changes in equity for year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,810,904	1,276,112
Adjustment to net income:
Income tax expense	674,727	344,110
Interest income	(8,331,967)	(7,385,721)
Interest expense	3,604,249	2,995,118
Dividend income	(113,467)	(159,603)

	(4,166,458)	(4,206,096)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	58,823	553,204
Loss on valuation of financial instruments at FVTPL	—	6,596
Impairment loss on investments in subsidiaries and associates	241	133,948
Loss on transaction and valuation of derivatives (Designated for hedging)	36,488	52,959
Loss on hedged items (fair value hedge)	17,299	—
Loss on provision	10,823	51,510
Retirement benefits	128,447	131,334
Depreciation and amortization	217,074	165,095
Loss on disposal of premises and equipment, intangible assets and other assets	933	1,714
Impairment loss on premises and equipment, intangible assets and other assets	5,933	184

	476,061	1,096,544

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	216,135	—
Gain on financial assets at FVTOCI	1,333	—
Gain on AFS financial assets	—	135,003
Gain on disposal of securities at amortized cost	431	—
Gain on transaction and valuation of derivatives (Designated for hedging)	9,126	—
Gain on hedged items (fair value hedge)	42,797	53,532
Gain on provisions	1,883	2,357
Gain on disposal of investment in subsidiaries and associates	35,409	9,256
Gain on disposal of premises and equipment, intangible assets and other assets	25,537	12,950
Reversal of impairment loss on premises and equipment and other assets	491	141

	333,142	213,239

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS  (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	1,232,277	—
Financial assets at FVTPL (K-IFRS 1039)	—	(439,949)
Loans and other financial assets at amortized cost	(11,927,559)	—
Loans and receivables	—	(8,192,223)
Other assets	(23,497)	(21,665)
Deposits due to customers	13,042,027	13,005,112
Provisions	7,781	4,788
Net defined benefit liability	(118,735)	(34,946)
Other financial liabilities	6,919,137	(7,675,726)
Other liabilities	45,077	(28,404)

	9,176,508	(3,383,013)

Cash received from operating activities:
Interest income received	8,305,699	7,389,513
Interest expense paid	(3,416,210)	(3,013,602)
Dividend received	111,426	153,401
Income tax paid	(464,286)	(343,529)

	4,536,629	4,185,783

Net cash provided by(used in) operating activities	11,500,502	(1,243,909)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of Financial assets at FVTPL (K-IFRS 1109)	11,918,394	—
Disposal of financial assets at FVTOCI	8,969,290	—
Disposal of AFS financial assets	—	23,119,666
Redemption of securities at amortized cost	9,400,596	—
Redemption of HTM financial assets	—	8,506,982
Disposal of investments in subsidiaries and associates	51,962	26,078
Disposal of premises and equipment	387	7,238
Disposal of intangible assets	2,845	383
Disposal of assets held for distribution (sale)	81,650	21,681

	30,425,124	31,682,028

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL (K-IFRS 1109)	12,322,160	—
Acquisition of financial instruments at FVTOCI	12,945,225	—
Acquisition of AFS financial assets	—	19,287,548
Acquisition of securities at amortized cost	15,575,213	—
Acquisition of HTM financial assets	—	11,477,669
Acquisition of investments in subsidiaries and associates	285,140	522,906
Acquisition of investment properties	12,957	3,029
Acquisition of premises and equipment	89,414	134,271
Acquisition of intangible assets	163,877	172,121
Cash out-flow related to derivatives for risk hedge	—	13,742

	41,393,986	31,611,286

Net cash provided by(used in) investing activities	(10,968,862)	70,742

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS  (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018(*)	2017(*)
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,539,312	8,529,590
Issuance of debentures	5,248,047	8,669,476
Issuance of hybrid securities	398,707	559,565

	14,186,066	17,758,631

Cash out-flows from financing activities:
Repayment of borrowings	8,280,546	10,475,855
Repayment of debentures	5,523,518	4,680,520
Payment of dividends to common stocks	336,636	336,636
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on hybrid securities	147,625	177,730

	14,543,325	16,994,141

Net cash provided by(used in) financing activities	(357,259)	764,490

Net increase(decrease) in cash and cash equivalents	174,381	(408,677)

Cash and cash equivalents, beginning of the period	5,328,960	6,104,029

Effects of exchange rate changes on cash and cash equivalents	220,460	(366,392)

Cash and cash equivalents, end of the period (Note 6)	5,723,801	5,328,960

(*)

The separate statement of cash flows for the year ended December 31, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative separate flows for the year ended December 31, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	GENERAL

Summary of the Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act (hereinafter referred to as the “Capital Market Act”).

Previously, Woori Finance Holdings Co., Ltd. (established on March 27, 2001 in accordance with Financial Holding Companies Act), the former holding company of Woori Financial Group, held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, the paid-in capital of the Bank as of December 31, 2018 is capital stock amounting to 3,381,392 million Korean Won. Meanwhile, during the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As a result, KDIC holds 125 million shares (18.43% ownership interest) of the Bank as of December 31, 2018 and 2017, and is the majority shareholder of the Bank.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common stock on the Korea Exchange through public offering. In addition, on September 29, 2003, Woori Finance Holdings Co., Ltd. registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 877 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2018.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank is preparing its financial statements in accordance with the Korean Financial Reporting Standards (“K-IFRS”), and this separate financial statements are prepared in accordance with K-IFRS 1027 “Separate Financial Statements”. Separate financial statements are those presented by an investor who has significant influence over subsidiaries or investees in which the entity could elect to account for its investments in subsidiaries, joint ventures and associates either at cost, in accordance with K-IFRS 1109 “Financial Instruments”, or using the equity method as described in K-IFRS 1028 “Investments in Associates and Joint Ventures”.

The significant accounting policies applied in the preparation of financial statements as of and for the year ended December 31, 2018 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s financial statements, except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The financial statements of the Bank was approved by the Board of Directors on March 6, 2019, and is planned for an approval in the annual shareholders’ meeting on March 27, 2019.

1)	The Bank has newly adopted the following K-IFRS that affected the Bank’s accounting policies:

-	Adoption of K-IFRS 1109 – Financial instruments (enacted)

The Bank initially applied K-IFRS 1109 and related amendments made to other standards during the current period, with January 1, 2018 as the date of initial application. K-IFRS 1109 introduces new rules on: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting. Additionally, the Bank adopted consequential amendments to K-IFRS 1107 Financial Instruments: Disclosures that were applied to the disclosures for 2018.

The Bank decided not to restate the prior period figures when applying the Standard for the first time, and as such the comparative financial statements are not restated.

The main contents of the new accounting standard and the effect on the financial statements of the Bank are as follows.

a) Classification and measurement of financial assets and financial liabilities

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the Bank’s business model for the management of financial assets and the nature of the contractual cash flows of the financial assets.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods (Financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at fair value through other comprehensive income (Financial assets at fair value through other comprehensive income (“FVTOCI”)).

All other debt instruments and equity instruments are measured at their fair value at the end of subsequent accounting periods, and any change in the fair value is recognized as profit or loss (Financial assets at fair value through profit or loss (“FVTPL”)).

Notwithstanding the foregoing, the Bank may make the following irrevocable choice or designation at the time of initial recognition of a financial asset.

The Bank may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this standard that is neither held for trading nor is a contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency.

As of the date of initial application of K-IFRS 1109, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are subsequently transferred to retained earnings. Debt instruments measured subsequently at amortized cost or at FVTOCI are subject to impairment.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018(date of initial application) are as follows (Unit: Korean Won in millions):

	Classification in accordance with K-IFRS 1039	Classification in accordance with K-IFRS 1109	Amount in accordance with K-IFRS 1039	Reclassification	Remeasurement(*2)	Amount in accordance with K-IFRS 1109
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	7,394,885	—	—	7,394,885
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	—	—	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL(*1)	1,008,827	—	—	1,008,827
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL(*1)	156	—	—	156
Derivatives assets	Financial assets at FVTPL	Financial assets at FVTPL(*1)	3,098,769	(2,137)	—	3,096,632
Equity securities	AFS financial assets	Financial assets at FVTPL(*1)	1,254,928	1,219	—	1,256,147
Equity securities	AFS financial assets	Financial assets at FVTOCI	684,153	—	—	684,153
Debt securities	AFS financial assets	Financial assets at FVTOCI	12,247,622	—	—	12,247,622
Debt securities	HTM financial assets	Securities at amortized cost	16,638,727	—	—	16,638,727
Loans	Loans and receivables	Financial assets at FVTPL (*1)	51,653	918	282	52,853
Loans	Loans and receivables	Loan and other financial assets at amortized cost	236,691,399	—	—	236,691,399
Derivative assets (Designated for hedging)	Derivative assets (Designated for hedging)	Derivatives assets (Designated for hedging)	59,272	—	—	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,233,677	—	—	6,233,677

Total financial assets			285,390,040	—	282	285,390,322

	Classification in accordance with K-IFRS 1039	Classification in accordance with K-IFRS 1109	Amount in accordance with K-IFRS 1039	Reclassification	Remeasurement(*2)	Amount in accordance with K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	—	—	25,964
Deposit due to customers	Financial liabilities at amortized cost	Financial liabilities at amortized cost	224,384,156	—	—	224,384,156
Borrowings	Financial liabilities at amortized cost	Financial liabilities at amortized cost	13,662,984	—	—	13,662,984
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	—	—	91,739
Debentures	Financial liabilities at amortized cost	Financial liabilities at amortized cost	21,707,466	—	—	21,707,466
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	—	—	160,057
Derivative liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,139,218	—	—	3,139,218
Derivative liabilities (Designated for hedging)	Derivative liabilities (Designated for hedging)	Derivative liabilities (Designated for hedging)	12,103	—	—	12,103
Other financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost	13,029,421	—	—	13,029,421
Provision for financial guarantee	Provisions	Financial liabilities at amortized cost	74,277	—	—	74,277

Total financial liabilities			276,287,385	—	—	276,287,385

(*1)

Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivative assets or liabilities if the criteria for separation of the embedded derivatives are met; and the host contract in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. However, since K-IFRS 1109 requires financial instruments to be accounted for based on the terms of the entire financial instrument, the hybrid financial assets are revalued and classified as financial assets at fair value through profit or loss.

(*2)	The remeasurement effect due to expected credit losses is not included (The remeasurement effect of expected credit losses is as follows: b) Impairment of financial assets).

At the date of the initial application of K-IFRS 1109, there were no financial assets or liabilities measured at FVTPL that were reclassified to FVTOCI or amortized cost category.

As of the date of initial application of K-IFRS 1109, there are no financial assets at FVTPL or FVTOCI reclassified to the amortized cost measurement category.

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under K-IFRS 1039. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Bank accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Bank is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI (debt instrument), and loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, K-IFRS 1109 requires the Bank to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. If the credit risk of a financial instruments does not increase significantly after initial recognition (excluding “purchased or originated credit-impaired loans” - for financial assets already impaired at initial recognition), the Bank measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management assessed the impairment of the Bank’s financial assets, lending arrangements and financial guarantees at the date of initial application by using reasonable and supportive measures that can be used without undue cost or effort in determining the credit risk of the financial instruments at initial recognition in accordance with K-IFRS 1109 and in comparing above credit risk with the credit risk at the date of initial application. As of January 1, 2018, the results of the assessment are as follows (Unit: Korean Won in millions):

	Classification in accordance with K-IFRS 1039	Classification in accordance with K-IFRS 1109	Loss allowances in accordance with K-IFRS 1039(A)	Loss allowances in accordance with K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	2,080	2,464	384
Debt securities
AFS securities	AFS financial assets	Financial assets at FVTOCI	—	3,778	3,778
HTM securities	HTM financial assets	Securities at amortized cost	—	4,996	4,996
Loans and other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	1,558,910	1,728,959	170,049
Payment guarantee			185,557	194,997	9,440
Loan commitment			36,031	55,373	19,342

Total			1,782,578	1,990,567	207,989

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the accounting for change in the fair value of financial liabilities designated as fair value through profit or loss due to the change in issuer’s own credit risk. The Bank recognizes the effect of changes in the credit risk of financial liabilities designated as at FVTPL in other comprehensive income, except for cases where it creates or enlarges accounting mismatch of the profit or loss. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are replaced with retained earnings when financial liabilities are derecognized.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of January 1, 2018, the Bank designated 251,796 million Korean Won out of 276,291,854 million of financial liabilities to be measured at FVTPL, and recognized 133 million Korean Won as accumulated other comprehensive loss in relation to changes in own credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it introduced more flexibility in the types of transactions that are eligible for hedge accounting and expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. The standard related to the evaluation of hedge accounting has been amended as a whole, where it is now replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Bank’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Bank adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Bank concluded that the hedging relationship in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109, thus the hedging relationship is considered to exist continually. Since the major conditions for hedging instruments and the hedged items are consistent, all hedging relationships are consistent within the effectiveness assessment requirements of K-IFRS 1109. The Bank has not designated a hedging relationship as such in accordance with K-IFRS 1109 in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

-	Impact on accumulated other comprehensive income due to financial assets at FVTOCI, etc.

Effect of K-IFRS 1109
Balance as of December 31, 2017 (prior to K-IFRS 1109)	106,989
Adjustment	(393,473)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(148,857)
Recognition of expected credit losses of debt securities at FVTOCI	3,778
Reclassification of available-for-sale financial assets(equity securities) to financial assets at FVTOCI	(397,508)
Effect on change in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	(133)
Income tax effect	149,247

Balance as of January 1, 2018 (based on K-IFRS 1109)	(286,484)

-	Retained earnings impact

Effect of K-IFRS 1109
Balance as of December 31, 2017 (prior to K-IFRS 1109)	13,260,559
Adjustments	246,464
Reclassification of available-for-sale financial assets to financial assets at FVTPL	148,857
Recognition of expected credit losses of debt instruments at FVTOCI	(3,778)
Reclassification of available-for-sale financial assets(equity securities) to financial assets at FVTOCI	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which were previously loan and receivables	(175,429)
Effect on provision for guarantees and unused loan commitments on liabilities	(28,782)
Effect on change in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	133
Others	398
Income tax effect	(92,725)

Balance as of January 1, 2018 (based on K-IFRS 1109)	13,507,023

-	Adoption of K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Bank adopted the requirements using the modified retrospective method, with the effect of initial application recognized on the date of initial application and without restatement of the comparative periods. Also, this standard is retroactively applied to contracts which are not completed as of the date of initial application, but practical expedient is used so that contract modifications made before the date of initial application are not retroactively restated.

Accordingly, the Bank has not retroactively restated the comparative separate financial statements presented herein.

-	Amendments to K-IFRS 1102 – Share-based Payment

The amendments clarify that: 1) When measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment; 2) When an entity has an obligation to pay the employee’s withholding tax to the tax authority for the employee’s equity-settled share-based payment, the transaction shall be classified in its entirety as an equity-settled share-based payment transaction if it would have been so classified in the absence of the net settlement feature; and 3) When a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately.

-	Amendments to K-IFRS 1040 - Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, or has ceased to meet, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in K-IFRS 1040 may evidence a change in use, and that a change in use is possible for properties under construction (i.e., a change in use is not limited to completed properties).

-	Enactments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The interpretation addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of them) as a result of the derecognition of a non-monetary asset or non-monetary liability (e.g., a non-refundable deposit or deferred revenue) which were previously recognized due to the fact that consideration was paid or received in advance in a foreign currency. The interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

-	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at FVTPL, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate. These amendments should be applied retrospectively and are available for early adoption.

The amendments, except for ones on K-IFRS 1109, do not have significant impact on the separate financial statements of the Bank.

2)	The Bank has not applied the following K-IFRS that has been issued but are not yet effective:

-	K-IFRS 1116—Leases(enacted)

K-IFRS 1116 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. K-IFRS 1116 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations, and will be applied to periods beginning on or after January 1, 2019.

The Bank plans to apply modified retrospective approach as of January 1, 2019 in accordance with K-IFRS 1116. Therefore, the cumulative effect of applying K-IFRS 1116 will be adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application, and the comparative financial statements will not be restated.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Also, K-IFRS 1116 requires expanded disclosures.

According to the preliminary assessment of the Bank, the lease agreements entered into by the Bank as of December 31, 2018 are expected to meet the definition of lease under the Standard, and accordingly, if the Bank adopts the Standard, it applies to all leases except short-term leases and leases of low value assets, and the Bank will recognize the right-of-use assets and related liabilities accordingly. As a result of an analysis of the impact on financial statements, the Bank expects right-of-use asset and lease liability to both increase by 245,896 million Won as of December 31, 2018.

The following enacted/amended standards are not expected to affect the Bank:

-	K-IFRS 2123 – Uncertainty over Income Tax Treatments (enacted)

-	Amendments to K-IFRS 1109

-	Amendments to K-IFRS 1028

-	Amendments to K-IFRS 1019

-	Amendments to K-IFRS 1115

-	Annual Improvements to K-IFRS 2015-2017 Cycle

These annual improvements contain partial amendments to K-IFRS 1012 ‘Income taxes’, K-IFRS 1023 ‘Borrowing costs’, K-IFRS 1103 ‘Business combinations’ and K-IFRS 1111 ‘Joint arrangements’.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income(or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation; and

-	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the K-IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

K-IFRS 1018 allowed recognition of fees and commission income, a revenue from contracts with customers, in accordance with the accrual principle. However, K-IFRS 1115, applicable from the current period, requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Since revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method, the revenue recognition principles are identical with those applied in the previous periods.

1)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank shall recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank is recognizing revenue by major sources as shown below:

① Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

② Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③ Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④ Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤ Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥ Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦ Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧ Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨ Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Other revenue from contracts with customers

① Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

② Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

The Bank’s accounting policies in accordance with the newly adopted K-IFRS 1109 are as follows:

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

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The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (A group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Bank is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a) Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. Especially, when the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformance done by employees who have knowledge of valuation models and assumptions that appraisers used.

b) Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c) Adjustment of valuation amount

The Bank is exposed to credit risk when counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6) Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that does not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a) Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b) Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

The comparative financial statements for the year 2017 are prepared in accordance with K-IFRS 1039.

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, AFS financial assets, HTM and loans and receivables.

① Financial assets at FVTPL

The Bank classifies financial assets as financial assets measured at FVTPL when they are either held for trading or designated to be measured at FVTPL. Financial assets acquired with the purpose of selling in the near term are classified as financial assets held for trading, and are measured at fair value with related valuation gain or loss recognized in net income. Any transaction cost related to the acquisition of financial assets at initial recognition is recognized in net income upon its occurrence.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if: (a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or (b) the financial asset forms part of a group of financial assets or financial liabilities, or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or (c) it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

②	AFS financial assets

Financial assets that are not classified as HTM, financial assets at FVTPL or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value, plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

③	HTM financial assets

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity and the Bank has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value, plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

④	Loans and receivables

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held for trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value, plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading and financial liabilities designated as at FVTPL) and financial liabilities measured at amortized cost.

A financial liability is classified as held for trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they incur.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if: (a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or (b) the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or (3) it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Bank designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they incur.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassification

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Bank has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Bank typically considers the foreseeable future as 12 months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition

The Bank derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Bank recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Bank retains substantially all the risks and rewards of ownership of a transferred financial asset, the Bank continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety the Bank allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Bank derecognizes the financial liability, when Bank’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held for trading or designated as at FVTPL and financial assets classified as AFS are recognized in the separate financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Bank characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations that vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques that rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Bank’s own assumptions (including assumptions that the Bank believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets. Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Bank makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Bank to measure various financial instruments at fair value.

a) Financial assets at FVTPL and AFS financial assets

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the separate statements of financial position based on quoted market prices, where available. For debt securities traded in the Over-The-Counter (“OTC”) market, the Bank generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Bank obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Bank obtains prices from the independent pricing services. The Bank validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Bank’s personnel who are familiar with market-related conditions.

b) Derivatives

Quoted market prices are used for the Bank’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Bank’s derivatives are traded in the OTC markets where quoted market prices are not readily available and are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c) Adjustment of valuation amount

Using derivatives, the Bank is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the separate statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Bank’s derivatives are listed on the exchange. The majority of derivative positions is valued using internally developed models that use observable market inputs as their basis. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Bank’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss, given default. The adjustment also considers contractual factors designed to reduce the Bank’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6) Impairment of the financial assets

The Bank assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a) Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables have been incurred, the Bank measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure, less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized (i.e., improvement in the credit quality of a debtor), the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Bank’s usual practice to write off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e., the impairment provision is applied in writing down the loan’s carrying value in full) when the Bank concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b) Financial assets carried at fair value

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss in the period of the derecognition.

(10)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Other intangible assets	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(13)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1) The Bank as a lessor

The Bank recognizes lease receivables at the present value of minimum lease payments of a finance lease and any unguaranteed residual value. After the commencement date of the lease, accounting is done to recognize interest income over each reporting period by computing periodic interest income on the Bank’s net investment.

Rental income from operating leases is recognized on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and expensed on a straight-line basis over the lease term. Operating lease assets are included within other asset category in other assets, and depreciated over their economic life.

2) The Bank as a lessee

Assets held under finance leases are initially recognized as assets of the Bank at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the separate statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1) Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

In the previous year, all embedded derivatives which were part of a hybrid contract were treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL

2) Hedge accounting

The Bank is applying K-IFRS 1109 in regards to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

3) Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments issued by the Bank are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS 1109

•	Initial book value less accumulated profit measured in accordance with K-IFRS 1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

(21)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(7)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

Also, in measuring the expected credit losses, the Bank is using reasonable and supportable macroeconomic indicators such as economic growth rate, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Bank is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

-

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed.

At the end of every reporting period, the Bank is evaluating whether credit risk reflected forward-looking information has significantly been increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses. The Bank performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
Overdue of 30 days or longer	Overdue of 30 days or longer
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of audit opinion)
Significant decrease in credit rating(*)

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Bank has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Bank sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment has been noted for the financial asset.

The Bank determines which loan is subject to write-off in accordance with internal guidelines, and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)    Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	13,513,927	—
	Banks	19,965,172	—
	Corporates	87,357,986	—
	Consumers	139,513,864	—

	Sub-total	260,350,949	—

Loans and receivables	Korean treasury and government agencies	—	8,792,977
	Banks	—	25,053,476
	Corporates	—	83,568,058
	Consumers	—	131,396,113

	Sub-total	—	248,810,624

Financial assets at FVTPL (K-IFRS 1109)	Deposit	26,935	—
	Loans	21,492	—
	Derivative assets	2,034,988	—
	Sub-total	2,083,415	—
Financial assets at FVTPL (K-IFRS 1039)	Deposit	—	25,972
	Debt securities	—	1,008,827
	Derivative assets	—	3,098,769

	Sub-total	—	4,133,568

Financial assets at FVTOCI	Debt securities	16,254,592	—
AFS financial assets	Debt securities	—	12,247,622
Securities at amortized cost	Debt securities	22,802,050	—
HTM financial assets	Debt securities	—	16,638,727
Derivative assets	Derivative assets (Held for hedging)	35,503	59,272
Off-balance accounts	Guarantees	13,990,450	13,589,728
	Loan commitments	65,012,748	50,214,855

	Sub-total	79,003,198	63,804,583

	Total	380,529,707	345,694,396

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2018
	Korea	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	249,216,942	2,754,044	1,526,532	893,354	5,960,077	260,350,949
Securities at amortized cost	22,757,047	—	—	—	45,003	22,802,050
Financial assets at FVTPL	2,083,148	—	—	267	—	2,083,415
Financial assets at FVTOCI	15,642,031	—	16,718	—	595,843	16,254,592
Derivative assets (Held for hedging)	35,503	—	—	—	—	35,503
Off-balance accounts	77,614,417	257,816	136,727	34,999	959,239	79,003,198

Total	367,349,088	3,011,860	1,679,977	928,620	7,560,162	380,529,707

	December 31, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,912,334	1,209,094	1,094,988	381,889	5,212,319	248,810,624
Financial assets at FVTPL	3,892,601	—	148,955	—	92,012	4,133,568
AFS debt securities	11,972,446	—	—	—	275,176	12,247,622
HTM securities	16,606,692	—	—	—	32,035	16,638,727
Derivative assets (Held for hedging)	16,590	—	42,682	—	—	59,272
Off-balance accounts	62,856,918	121,784	66,974	25,039	733,868	63,804,583

Total	336,257,581	1,330,878	1,353,599	406,928	6,345,410	345,694,396

(*)	Others consist of financial assets in Hong Kong, Singapore and Australia and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	46,177,373	32,891,096	37,453,611	2,557,684	135,827,962	5,443,223	260,350,949
Securities at amortized cost	1,157,512	—	13,376,324	527,847	—	7,740,367	22,802,050
Financial assets at FVTPL	82,351	81,451	1,872,922	9,173	7,614	29,904	2,083,415
Financial assets at FVTOCI	326,333	41,673	12,830,631	194,562	5,535	2,855,858	16,254,592
Derivative assets (Held for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	15,205,797	23,696,274	8,784,514	3,706,275	21,663,309	5,947,029	79,003,198

Total	62,949,366	56,710,494	74,353,505	6,995,541	157,504,420	22,016,381	380,529,707

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,975,768	33,037,933	36,003,892	2,893,323	125,159,751	5,739,957	248,810,624
Financial assets at FVTPL	96,795	76,373	3,737,672	10,054	1,040	211,634	4,133,568
AFS debt securities	682,706	—	7,055,546	133,572	—	4,375,798	12,247,622
HTM securities	1,348,754	—	10,944,611	296,214	—	4,049,148	16,638,727
Derivative assets (Held for hedging)	—	—	59,272	—	—	—	59,272
Off-balance accounts	14,510,922	22,363,457	8,759,366	3,614,758	10,057,400	4,498,680	63,804,583

Total	62,614,945	55,477,763	66,560,359	6,947,921	135,218,191	18,875,217	345,694,396

3) Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative assets (Held for hedging) is as follows (Unit: Korean Won in millions):

	December 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	234,604,099	15,064,338	5,597,603	5,209,197	1,340,212	261,815,449	(1,464,500)	260,350,949
Korean treasury and government agencies	13,517,080	—	—	—	—	13,517,080	(3,153)	13,513,927
Banks	19,956,800	10,314	23,935	—	—	19,991,049	(25,877)	19,965,172
Corporates	70,302,975	13,451,275	532,000	3,236,305	931,193	88,453,748	(1,095,762)	87,357,986
General business	39,440,686	4,565,102	469,573	1,537,953	648,087	46,661,401	(736,204)	45,925,197
Small- and medium-sized enterprise	27,303,978	8,337,471	62,427	1,545,602	269,059	37,518,537	(318,312)	37,200,225
Project financing and others	3,558,311	548,702	—	152,750	14,047	4,273,810	(41,246)	4,232,564
Consumers	130,827,244	1,602,749	5,041,668	1,972,892	409,019	139,853,572	(339,708)	139,513,864
Securities at amortized cost	22,808,945	—	—	—	—	22,808,945	(6,895)	22,802,050
Financial assets at FVTOCI (*3)	16,167,536	87,056	—	—	—	16,254,592	(5,413)	16,254,592

Total	273,580,580	15,151,394	5,597,603	5,209,197	1,340,212	300,878,986	(1,476,808)	299,407,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2018
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	161,494,496	8,815,347	673,396	170,983,239
Korean treasury and government agencies	11,600	—	—	11,600
Banks	360,102	3,334	—	363,436
Corporates	50,464,533	2,492,375	405,277	53,362,185
General business	18,803,891	1,150,747	220,602	20,175,240
Small- and medium-sized enterprise	29,779,557	1,291,223	184,675	31,255,455
Project financing and others	1,881,085	50,405	—	1,931,490
Consumers	110,658,261	6,319,638	268,119	117,246,018
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	161,494,496	8,815,347	673,396	170,983,239

-	Loans and receivables

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Sub-total	Consumers	Total
Neither overdue nor impaired	8,795,163	25,068,417	45,242,266	33,229,188	4,722,748	83,194,202	130,563,920	247,621,702
Overdue but not impaired	—	—	5,954	63,067	—	69,021	728,057	797,078
Impaired	—	—	1,354,096	241,776	17,665	1,613,537	339,297	1,952,834

Total	8,795,163	25,068,417	46,602,316	33,534,031	4,740,413	84,876,760	131,631,274	250,371,614

Loss allowance	2,186	14,941	1,019,687	262,628	26,387	1,308,702	235,161	1,560,990

Total, net	8,792,977	25,053,476	45,582,629	33,271,403	4,714,026	83,568,058	131,396,113	248,810,624

-	Debt securities

The Bank manages debt securities based on the external credit rating. Credit quality of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,008,827	9,836,599	15,806,327	26,651,753
AA- ~ AA+	—	2,189,269	832,400	3,021,669
BBB- ~ A+	—	221,754	—	221,754

Total	1,008,827	12,247,622	16,638,727	29,895,176

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2018 as follows (Unit: Korean Won in millions):

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	12,800,981	806,487	7,147	254,487	121,348	13,990,450
Loan commitments	60,405,878	2,663,904	1,404,007	538,959	—	65,012,748

Total	73,206,859	3,470,391	1,411,154	793,446	121,348	79,003,198

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.

4) Collateral and other credit enhancements

During the current quarter, there have been no significant changes in the value of collateral or other credit enhancements held by the Bank and, there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank. As of December 31, 2018, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

5) For the financial assets that record loss allowance as total expected credit loss, the amortized cost before the change in contractual cash flows is 23,132 million won, and the net loss due to the change is 239 million won.

6) As the Bank manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2018 is 8,009,143 million won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% confidence level. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”) by the scenarios. NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a) Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2018 and 2017, respectively, and the VaR as of December 31, 2018 and 2017, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2018	For the year ended December 31, 2018			December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,107	3,702	5,528	1,730	4,183	3,799	4,918	2,467
Stock price	2,353	2,669	5,081	1,138	909	2,863	4,419	909
Foreign currencies	4,972	4,678	6,136	3,439	4,750	5,051	6,636	4,061
Commodity	—	3	24	—	—	31	188	—
Diversification	(4,445)	(4,869)	(8,155)	(1,815)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,987	6,183	8,614	4,492	5,370	7,123	9,363	5,370

(*)	VaR (Value at Risk): Maximum expected losses

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2018		December 31, 2017
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,886,919	24,635,872	4,936,457	23,487,317
Base case (Prepay)	4,881,567	24,225,127	4,936,334	23,178,467
IR 100bp up	5,580,848	24,414,552	5,394,161	22,900,740
IR 100bp down	4,321,315	24,906,922	4,401,735	24,141,984
IR 200bp up	6,622,298	24,231,110	5,851,632	22,386,912
IR 200bp down	3,500,800	25,245,603	3,462,869	24,844,803
IR 300bp up	7,593,109	24,077,356	6,309,102	21,943,972
IR 300bp down	3,344,206	25,680,348	2,259,870	26,648,024

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	145,015,086	43,247,365	7,827,430	9,077,245	41,492,032	3,419,576	250,078,734
Financial assets at FVTPL	117,324	50	160	49	2,281	27,536	147,400
Financial assets at FVTOCI	2,137,253	1,667,291	1,404,980	2,170,105	9,146,385	153,545	16,679,559
Securities at amortized cost	2,410,986	2,249,552	1,735,698	1,944,756	15,140,236	373,268	23,854,496

Total	149,680,649	47,164,258	10,968,268	13,192,155	65,780,934	3,973,925	290,760,189

Liability:
Deposits due to customers	96,816,710	41,903,982	28,169,284	33,573,893	38,622,661	64,425	239,150,955
Borrowings	8,806,595	1,290,054	580,935	460,078	2,664,135	495,516	14,297,313
Debentures	1,723,882	1,972,348	1,693,796	1,839,700	13,675,096	2,387,717	23,292,539

Total	107,347,187	45,166,384	30,444,015	35,873,671	54,961,892	2,947,658	276,740,807

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,513,919	39,972,641	6,935,597	5,672,432	50,858,179	25,688,896	277,641,664
AFS financial assets	1,689,689	2,462,484	1,996,401	2,333,618	4,161,439	574,540	13,218,171
HTM financial assets	2,268,640	2,161,467	1,433,425	1,687,362	9,309,427	312,507	17,172,828

Total	152,472,248	44,596,592	10,365,423	9,693,412	64,329,045	26,575,943	308,032,663

Liability:
Deposits due to customers	102,414,072	36,883,763	24,653,930	25,028,280	36,699,604	6,133	225,685,782
Borrowings	8,998,265	874,830	412,966	405,352	2,649,142	479,399	13,819,954
Debentures	1,571,159	2,069,377	677,903	1,520,299	14,614,175	2,843,679	23,296,592

Total	112,983,496	39,827,970	25,744,799	26,953,931	53,962,921	3,329,211	262,802,328

3)	Currency risk

Currency risk arises from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	18,333	20,497,663	167,282	1,694,870	2,761	449,355	1,977	2,528,998	2,569,555	27,740,441
	Financial assets at FVTPL	72	80,953	1,425	14,434	—	—	59	75,169	90,925	261,481
	Financial assets at FVTOCI	1,472	1,646,081	—	—	—	—	—	—	187,959	1,834,040
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	45,013	103,502

	Total	19,929	22,283,186	168,707	1,709,304	2,761	449,355	2,036	2,604,167	2,893,452	29,939,464

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	10,114	11,307,931	169,742	1,719,796	1,660	270,215	886	1,132,860	1,226,881	15,657,683
	Borrowings	6,372	7,123,977	3,749	37,985	26	4,169	270	344,905	81,868	7,592,904
	Debentures	3,145	3,516,034	—	—	—	—	—	—	103,050	3,619,084
	Other financial liabilities	2,387	2,669,323	28,955	293,362	1,282	208,665	188	240,478	94,540	3,506,368

	Total	22,136	24,749,192	204,402	2,070,958	2,968	483,049	1,399	1,788,493	1,627,997	30,719,689

Off-balance accounts		7,047	7,892,048	33,346	337,852	992	161,534	465	594,603	496,243	9,482,280

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean won equivalent	Korean Won equivalent
Asset	Loans and receivables	19,534	20,928,891	124,167	1,178,480	1,050	171,802	1,143	1,461,960	1,978,164	25,719,297
	Financial assets at FVTPL	29	31,360	25	238	—	—	27	34,583	104,892	171,073
	AFS financial assets	1,712	1,833,836	—	—	—	—	—	590	77,118	1,911,544
	HTM financial assets	51	54,439	—	—	—	—	—	—	32,035	86,474

	Total	21,326	22,848,526	124,192	1,178,718	1,050	171,802	1,170	1,497,133	2,192,209	27,888,388

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customers	11,303	12,110,340	195,154	1,852,228	1,520	248,808	882	1,127,917	924,008	16,263,301
	Borrowings	6,480	6,942,814	2,218	21,056	14	2,245	247	315,669	107,344	7,389,128
	Debentures	2,967	3,178,711	—	—	700	114,555	—	—	196,620	3,489,886
	Other financial liabilities	2,067	2,214,467	13,411	127,289	2,010	328,902	128	164,357	368,502	3,203,517

	Total	22,858	24,489,755	210,862	2,001,325	4,244	694,510	1,276	1,632,821	1,666,451	30,484,862

Off-balance accounts		7,346	7,870,923	33,601	318,911	885	144,817	406	518,854	371,670	9,225,175

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e., based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	139,983,251	32,838,781	20,969,174	40,220,788	5,701,940	509,189	240,223,123
Borrowings	4,979,142	2,682,745	1,775,656	1,512,857	2,917,566	495,516	14,363,482
Debentures	1,723,882	1,972,348	1,693,796	1,839,700	13,675,096	2,387,717	23,292,539
Other financial liabilities	14,057,046	—	—	—	—	2,182,602	16,239,648

Total	160,935,146	37,493,874	24,438,626	43,573,345	22,294,602	5,575,024	294,310,617

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	143,085,964	28,776,407	17,749,883	29,951,466	6,723,926	644,187	226,931,833
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	156,686,853	32,700,943	19,916,785	32,595,704	25,137,649	6,671,136	273,709,070

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	158,276,249	36,903,728	19,594,060	21,300,055	3,549,305	965	239,624,362
Borrowings	4,979,142	2,682,745	1,775,656	1,512,857	2,917,566	495,516	14,363,482
Debentures	1,723,882	1,972,348	1,693,796	1,839,700	13,675,096	2,387,717	23,292,539
Other financial liabilities	14,057,046	—	—	—	—	2,182,602	16,239,648

Total	179,228,144	41,558,821	23,063,512	24,652,612	20,141,967	5,066,800	293,711,856

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	154,216,425	30,515,457	16,246,338	19,479,809	5,913,949	183,986	226,555,964
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	167,817,314	34,439,993	18,413,240	22,124,047	24,327,672	6,210,935	273,333,201

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below.

Derivatives held for hedging purposes are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2018 and 2017, is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2018	2,087,548	—	—	—	17,654	—	2,105,202
December 31, 2017	3,139,218	—	—	381	11,722	—	3,151,321

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Guarantees	13,990,450	13,589,728
Loan commitments	65,012,748	50,214,855

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Bank is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.13% and 6.25%, Tier capital 1 ratio of 8.63% and 7.75% and a minimum total capital ratio of 10.63% and 9.75% as of December 31, 2018 and 2017, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2018 and 2017, and are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Tier 1 capital	17,275,539	16,074,987
Other Tier 1 capital	3,147,680	3,041,664
Tier 2 capital	3,827,573	3,486,555

Total risk-adjusted capital	24,250,792	22,603,206

Risk-weighted assets for credit risk	142,626,069	134,767,711
Risk-weighted assets for market risk	2,372,451	2,316,938
Risk-weighted assets for operational risk	9,972,430	9,677,559

Total risk-weighted assets	154,970,950	146,762,208

Common Equity Tier 1 ratio	11.15%	10.95%

Tier 1 capital ratio	13.18%	13.03%

Total capital ratio	15.65%	15.40%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment-related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)
Interest income	3,529,645	3,409,835	152,273	8,945	896,479	7,997,177	334,790	8,331,967
Interest expense	(1,021,639)	(2,168,000)	(150)	—	(685,647)	(3,875,436)	271,187	(3,604,249)
Intersegment	(634,110)	833,224	(163,962)	25,963	(61,115)	—	—	—

	1,873,896	2,075,059	(11,839)	34,908	149,717	4,121,741	605,977	4,727,718

Net non-interest income(expense)
Non-interest income	678,360	721,096	230,357	7,020,740	475,258	9,125,811	(7,648,476)	1,477,335
Non-interest expense	(143,704)	(290,347)	(53,671)	(6,964,671)	(165,937)	(7,618,330)	7,077,127	(541,203)
Intersegment	132,690	70,016	—	—	(202,706)	—	—	—

	667,346	500,765	176,686	56,069	106,615	1,507,481	(571,349)	936,132

Other income(expense)
General and administrative expense	(1,865,933)	(868,608)	(14,318)	(18,452)	(422,025)	(3,189,336)	—	(3,189,336)
Reversal of allowance for credit loss and impairment losses due to credit loss	(127,220)	(61,064)	62,454	(16,861)	118,496	(24,195)	(34,628)	(58,823)

	(1,993,153)	(929,672)	48,136	(35,313)	(303,529)	(3,213,531)	(34,628)	(3,248,159)

Operating income	548,089	1,646,152	212,983	55,664	(47,197)	2,415,691	—	2,415,691
Non-operating income (expense)	(20,208)	900	32,738	—	56,510	69,940	—	69,940

Net income before income tax expense	527,881	1,647,052	245,721	55,664	9,313	2,485,631	—	2,485,631
Income tax expense	(145,167)	(445,619)	(67,573)	(15,308)	(1,060)	(674,727)	—	(674,727)

Net income	382,714	1,201,433	178,148	40,356	8,253	1,810,904	—	1,810,904

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.

	For the year ended December 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income
Interest income	3,149,625	2,964,813	148,500	18,834	786,889	7,068,661	317,060	7,385,721
Interest expense	(955,836)	(1,681,652)	(243)	—	(624,394)	(3,262,125)	267,007	(2,995,118)
Intersegment	(490,850)	512,216	(136,133)	18,049	96,718	—	—	—

	1,702,939	1,795,377	12,124	36,883	259,213	3,806,536	584,067	4,390,603

Non-interest income(expense)
Non-interest income	802,387	680,778	366,523	9,548,399	1,944,670	13,342,757	(12,009,317)	1,333,440
Non-interest expense	(253,961)	(170,268)	(214,355)	(9,478,728)	(1,703,600)	(11,820,912)	11,569,356	(251,556)
Intersegment	101,524	60,826	—	—	(162,350)	—	—	—

	649,950	571,336	152,168	69,671	78,720	1,521,845	(439,961)	1,081,884

Other income(expense)
General and administrative expense	(1,808,974)	(832,429)	(12,881)	(16,567)	(457,874)	(3,128,725)	—	(3,128,725)
Reversal of allowance for credit loss and impairment losses due to credit loss	(97,587)	(316,859)	(50,954)	31,229	25,073	(409,098)	(144,106)	(553,204)

	(1,906,561)	(1,149,288)	(63,835)	14,662	(432,801)	(3,537,823)	(144,106)	(3,681,929)

Operating income	446,328	1,217,425	100,457	121,216	(94,868)	1,790,558	—	1,790,558
Non-operating income (expense)	(98,510)	(3,153)	39,350	—	(108,023)	(170,336)	—	(170,336)

Net income before income tax expense	347,818	1,214,272	139,807	121,216	(202,891)	1,620,222	—	1,620,222
Income tax expense	(84,172)	(296,634)	(33,834)	(29,335)	99,865	(344,110)	—	(344,110)

Net income	263,646	917,638	105,973	91,881	(103,026)	1,276,112	—	1,276,112

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2018 and 2017, amounted to 9,288,996 million Won and 8,329,303 million Won, respectively, and revenue from the foreign customers amounted to 520,306 million Won and 389,858 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2018 and 2017, are 7,256,271 million Won and 7,168,942 million Won, respectively, and foreign subsidiaries are 8,130 million Won and 8,003 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Cash	2,207,844	1,970,810
Foreign currencies	670,829	578,281
Demand deposits	2,618,265	2,407,731
Fixed deposits	226,863	372,138

Total	5,723,801	5,328,960

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	6,795	—
Changes in other comprehensive income related to available-for-sale securities	—	(48,139)
Changes in investments in subsidiaries and associates due to debt-equity swap	—	49,599
Changes in financial assets at FVTOCI as a result of debt-equity swap	14,378	—
Changes in investments in subsidiaries and associates due to accounts transfer	(223,366)	(52,107)
Changes in accrued dividends of hybrid equity securities	(3,569)	(10,658)
Changes in intangible assets related to accounts payable	35,585	—
Classified to assets held for distribution (sale) from premises and equipment	7,163	—
Classified to assets held for distribution (sale) from other assets	26,997	—

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	January 1, 2018	Cash flow	Not involving cash inflows and outflows			December 31, 2018
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	13,662,984	258,766	159,261	—	81	14,081,092
Debentures	21,707,466	(275,471)	240,828	(25,498)	19,006	21,666,331

Total	35,370,450	(16,705)	400,089	(25,498)	19,087	35,747,423

	For the year ended December 31, 2017
	January 1, 2017	Cash flow	Not involving cash inflows and outflows			December 31, 2017
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	16,060,821	(1,946,265)	(452,075)	—	503	13,662,984
Debentures	18,166,057	3,988,956	(417,542)	(39,373)	9,368	21,707,466

Total	34,226,878	2,042,691	(869,617)	(39,373)	9,871	35,370,450

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deposits:
Gold banking assets	26,935	25,972
Securities:
Debt securities
Korean treasury and government agencies	—	191,383
Financial institutions	—	817,444
Equity securities	410,604	156
Capital contributions	386,096	—
Beneficiary certificates	997,743	—

Sub-total	1,794,443	1,008,983

Loans	21,492	—
Derivative assets	2,034,988	3,098,769

Total	3,877,858	4,133,724

There are no financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2018 and financial assets designated as at FVTPL as of December 31, 2017.

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of December 31, 2018 are as follows (Unit: Korean Won in millions):

December 31, 2018
Debt securities:
Korean treasury and government agencies	1,353,401
Financial institutions	11,252,790
Corporates	1,774,332
Bond denominated in foreign currencies	1,834,040

Sub-total	16,214,563

Equity securities	786,082
Beneficiary certificates	—
Securities loaned	40,029

Total	17,040,674

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

December 31, 2018
Purpose of acquisition	Fair value
Strategic business partnership	498,092
Debt-equity swap	287,990

Total	786,082

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance(*1)	(3,778)	—	—	(3,778)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,704)	—	—	(1,704)
Disposal	—	—	—	—
Others (*2)	69	—	—	69

Ending balance	(5,413)	—	—	(5,413)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,247,623	—	—	12,247,623
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,718,786	—	—	12,718,786
Disposal	(8,851,549)	—	—	(8,851,549)
Gain (loss) on valuation	69,825	—	—	69,825
Amortization on the effective interest method	6,894	—	—	6,894
Others (*)	63,013	—	—	63,013

Ending balance	16,254,592	—	—	16,254,592

(*)	Others consist of foreign currencies translation, etc.

(4)

The Bank disposed equity securities designated as financial assets at FVTOCI as the creditors determined to sell the securities for the years ended December 31, 2018. The fair value and accumulative gain on valuation of that equity securities at disposal date are 9,379 million Won and 1,392 million Won, respectively.

(5)	Details of AFS financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Debt securities:
Korean treasury and government agencies	2,315,022	1,375	(10,443)	2,305,954
Financial institutions	5,225,922	1,504	(10,159)	5,217,267
Corporates	2,662,170	974	(5,112)	2,658,032
Bond denominated in foreign currencies	1,904,303	1,202	(9,391)	1,896,114
Sub-total	12,107,417	5,055	(35,105)	12,077,367
Equity securities	829,443	390,404	(3,038)	1,216,809
Beneficiary certificates	705,290	20,626	(3,644)	722,272
Securities loaned	169,989	664	(397)	170,256

Total	13,812,139	416,749	(42,184)	14,186,704

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of December 31, 2018 and HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

December 31, 2018
Korean treasury and government agencies	7,523,458
Financial institutions	9,474,922
Corporates	5,707,063
Bond denominated in foreign currencies	103,502
Loss allowance	(6,895)

Total	22,802,050

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(4,996)	—	—	(4,996)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,921)	—	—	(1,921)
Disposal	22	—	—	22

Ending balance	(6,895)	—	—	(6,895)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

2)	Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,638,727	—	—	16,638,727
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	15,575,213	—	—	15,575,213
Disposal / Redemption	(9,400,576)	—	—	(9,400,576)
Amortization on the effective interest method	(8,349)	—	—	(8,349)
Others (*)	3,930	—	—	3,930

Ending balance	22,808,945	—	—	22,808,945

(*)	Others consist of foreign currencies translation, etc.

(3)	Details of HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Korean treasury and government agencies	3,994,857	6,944	(15,267)	3,986,534
Financial institutions	7,245,426	2,923	(15,067)	7,233,282
Corporates	5,311,970	12,367	(25,326)	5,299,011
Bond denominated in foreign currencies	86,474	281	(649)	86,106

Total	16,638,727	22,515	(56,309)	16,604,933

10.	LOAN AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Due from banks	12,268,372	7,392,805
Loans	241,285,766	235,237,937
Other financial assets(Other receivables)	6,796,811	6,179,882

Total	260,350,949	248,810,624

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,034,602	6,246,496
Others	81,889	79,394
Loss allowance	(2,660)	(1,541)

Sub-total	11,113,831	6,324,349

Due from banks in foreign currencies:
Due from banks on demand	622,354	660,582
Due from banks on time	40,527	65,052
Others	493,204	343,361
Loss allowance	(1,544)	(539)

Sub-total	1,154,541	1,068,456

Total	12,268,372	7,392,805

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

Sub-total		11,116,491

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	620,452	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	493,204	Deposits for foreign futures and options trading and others

Sub-total		1,113,656

Total		12,230,147

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	79,394	Central counterparty KRW margin and others

Sub-total		6,325,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	654,718	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	72,700	Deposits for foreign futures and options trading and others

Sub-total		727,418

Total		7,053,308

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(2,464)	—	—	(2,464)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,740)	—	—	(1,740)

Ending balance	(4,204)	—	—	(4,204)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

2)	Gross carrying amount

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,394,885	—	—	7,394,885
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	4,877,691	—	—	4,877,691

Ending balance	12,272,576	—	—	12,272,576

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Loans in local currency	208,837,131	198,504,623
Loans in foreign currencies	8,958,771	7,543,489
Domestic banker’s letter of credit	2,910,115	2,516,907
Bills bought in foreign currencies	7,727,904	8,071,263
Bills bought in local currency	19,385	194,234
Factoring receivables	45,661	134,634
Advances for customers on guarantees	12,364	21,512
Private placement bonds	81,368	158,193
Call loans	1,944,678	2,389,325
Bonds purchased under resale agreements	11,605,383	16,726,510
Others	590	626
Loan origination costs and fees	539,470	489,008
Discounted present value	—	(7,272)
Loss allowance	(1,397,054)	(1,505,115)

Total	241,285,766	235,237,937

(6)	Changes in the loss allowance on loans for the years ended December 31, 2018 are as follows (Unit: Korean Won in millions):

	Consumers			Corporates			Sub-total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(89,404)	(32,352)	(108,689)	(342,921)	(251,368)	(849,467)	(432,325)	(283,720)	(958,156)
Transfer to 12-month expected credit losses	(8,720)	7,900	820	(24,116)	22,451	1,665	(32,836)	30,351	2,485
Transfer to lifetime expected credit losses	5,058	(6,222)	1,164	14,736	(407,442)	392,706	19,794	(413,664)	393,870
Transfer to credit-impaired financial assets	66,967	36,871	(103,838)	62,709	97,697	(160,406)	129,676	134,568	(264,244)
Net reversal (provision) of loss allowance	(72,546)	(47,613)	(39,332)	(61,605)	201,879	(85,654)	(134,151)	154,266	(124,986)
Recoveries of loans previously charged off	—	—	(50,381)	—	—	(137,334)	—	—	(187,715)
Charge-off	—	—	176,792	—	—	276,489	—	—	453,281
Disposal	—	33	1,633	—	237	49,902	—	270	51,535
Unwinding effect	—	—	7,945	—	—	23,274	—	—	31,219
Others (*2)	—	—	—	33,616	—	(188)	33,616	—	(188)

Ending balance	(98,645)	(41,383)	(113,886)	(317,581)	(336,546)	(489,013)	(416,226)	(377,929)	(602,899)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of debt-equity swap, foreign currencies translation and etc.

Changes in the loss allowance on loans and receivables for the year ended December 31, 2017, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal (provision) of loss allowance	(129,319)	(528,377)	31,660	(626,036)
Recoveries of written-off loans	(45,053)	(82,463)	—	(127,516)
Charge-off	138,771	434,160	54,793	627,724
Disposal	898	65,145	29,265	95,308
Unwinding effect	8,639	36,390	—	45,029
Others (*)	—	218,462	—	218,462

Ending balance	(181,402)	(1,323,713)	(55,875)	(1,560,990)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	Consumers			Corporates			Sub-total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	100,815,109	5,432,359	309,302	124,381,464	4,246,421	1,506,875	225,196,573	9,678,780	1,816,177
Transfer to 12-month expected credit losses	1,912,698	(1,903,350)	(9,348)	1,078,166	(1,074,810)	(3,356)	2,990,864	(2,978,160)	(12,704)
Transfer to lifetime expected credit losses	(3,163,028)	3,176,368	(13,340)	(2,250,991)	2,708,867	(457,876)	(5,414,019)	5,885,235	(471,216)
Transfer to credit-impaired financial assets	(197,915)	(115,696)	313,611	(348,147)	(274,987)	623,134	(546,062)	(390,683)	936,745
Charge-off	—	—	(176,792)	—	—	(276,489)	—	—	(453,281)
Disposal	—	(478)	(31,910)	—	(2,782)	(166,346)	—	(3,260)	(198,256)
Net increase (decrease)	7,740,501	(612,440)	(32,192)	658,391	(792,401)	(315,772)	8,398,892	(1,404,841)	(347,964)

Ending balance	107,107,365	5,976,763	359,331	123,518,883	4,810,308	910,170	230,626,248	10,787,071	1,269,501

(8)	Details of other financial assets (other receivables) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Receivables	4,528,060	4,201,407
Accrued income	879,274	927,297
Telex and telephone subscription rights and refundable deposits	951,761	947,341
Other receivables	500,958	157,632
Loss allowance	(63,242)	(53,795)

Total	6,796,811	6,179,882

(9)	Changes in the loss allowance on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(1,302)	(960)	(52,496)	(54,758)
Transfer to 12-month expected credit losses	(93)	83	10	—
Transfer to lifetime expected credit losses	62	(373)	311	—
Transfer to credit-impaired financial assets	6,444	207	(6,651)	—
Net reversal (provision) of loss allowance	(6,231)	205	(31,735)	(37,761)
Charge-off	—	—	28,012	28,012
Disposal	—	2	1,263	1,265

Ending balance	(1,120)	(836)	(61,286)	(63,242)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,134,524	21,013	78,140	6,233,677
Transfer to 12-month expected credit losses	6,227	(6,210)	(17)	—
Transfer to lifetime expected credit losses	(9,744)	10,059	(315)	—
Transfer to credit-impaired financial assets	(7,375)	(925)	8,300	—
Charge-off	—	—	(28,012)	(28,012)
Disposal	—	(6)	(1,639)	(1,645)
Net increase (decrease)	645,981	(4,202)	14,254	656,033

Ending balance	6,769,613	19,729	70,711	6,860,053

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments’ characteristics and market conditions, such as volume of transactions and transparency, are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives and debt securities issued by governmental bodies.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in the OTC market but do not require significant judgment.

•

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities whose valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	26,935	—	—	26,935
Equity securities	37,420	—	373,184	410,604
Capital contributions	—	—	386,096	386,096
Beneficiary certificates	—	125,720	872,023	997,743
Loans	—	—	21,492	21,492
Derivative assets	13,216	1,972,831	48,941	2,034,988

Sub-total	77,571	2,098,551	1,701,736	3,877,858

Financial assets at FVTOCI
Debt securities	1,757,107	14,457,456	—	16,214,563
Equity securities	482,310	—	303,772	786,082
Securities loaned	—	40,029	—	40,029

Sub-total	2,239,417	14,497,485	303,772	17,040,674

Derivative assets (Held for hedging)	—	35,503	—	35,503

Total	2,316,988	16,631,539	2,005,508	20,954,035

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposit due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,068,612	16,691	2,087,548

Sub-total	29,303	2,068,612	16,691	2,114,606

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	164,767	164,767
Derivative liabilities (Held for hedging)	—	17,654	—	17,654

Total	29,303	2,086,266	181,458	2,297,027

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	191,383	817,444	—	1,008,827
Equity securities	156	—	—	156
Derivative assets	1,021	3,076,369	21,379	3,098,769

Sub-total	218,532	3,893,813	21,379	4,133,724

AFS financial assets
Debt securities	2,536,578	9,540,789	—	12,077,367
Equity securities	398,756	—	818,053	1,216,809
Beneficiary certificates	—	66,765	655,507	722,272
Securities loaned	69,778	100,478	—	170,256

Sub-total	3,005,112	9,708,032	1,473,560	14,186,704

Derivative assets (Held for hedging)	—	59,272	—	59,272

Total	3,223,644	13,661,117	1,494,939	18,379,700

Financial liabilities:
Financial liabilities held for trading
Deposit due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,115,664	20,941	3,139,218

Sub-total	28,577	3,115,664	20,941	3,165,182

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Sub-Total	—	91,739	160,057	251,796

Derivative liabilities (Held for hedging)	—	12,103	—	12,103

Total	28,577	3,219,506	180,998	3,429,081

(*1)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)

Certain AFS unquoted equity securities were measured at cost as of December 31, 2017, that amounted to 17,260 million Won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at fair value through profit or loss mandatorily measured at fair value, financial liabilities at fair value through profit or loss designated as upon initial recognition, financial assets at FVTOCI, and derivative assets (Held for hedging) and liabilities (Held for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation techniques. Valuation method and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, credit spread
Equity securities, capital contributions and beneficiary certificates	Among Discounted Cash Flow (“DCF”) model, free cash flow to equity model, comparable company analysis, dividend discount model, risk-adjusted rate of return method and net asset value method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, Beta, etc.
Derivatives	The in-house developed model is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments whose valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.	Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.
Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM model or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread and foreign exchange rate
Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate of return and forward rate

Valuation methods of the financial assets and financial liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree	Price of stock, Volatility of underlying asset	15.49%~36.96%	Fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	14.00%~34.28%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	14.00%~34.28%	Variation of fair value increases as volatility increases.
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.005~0.658	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.
		Volatility of underlying asset	22.09%~31.19%
Equity securities, capital contributions and beneficiary certificates	External appraisal value and others	Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
		Discount rate	3.67%~17.40%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	0.00%	Fair value increases as volatility or real estate sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2018
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Equity securities	260,085	55,759	—	57,953	(613)	—	373,184
Capital contributions	273,789	15,888	—	121,577	(25,158)	—	386,096
Beneficiary certificates	655,507	17,006	—	311,672	(115,472)	3,310	872,023
Loans	52,854	(1,118)	—	24,830	(55,074)	—	21,492
Derivative assets	19,243	75,839	—	4,722	(50,863)	—	48,941

Sub-total	1,261,478	163,374	—	520,754	(247,180)	3,310	1,701,736

Financial assets at FVTOCI
Equity securities	285,397	—	20,714	220	(2,559)	—	303,772

Total	1,546,875	163,374	20,714	520,974	(249,739)	3,310	2,005,508

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,941	46,409	—	255	(50,911)	(3)	16,691
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	(16,243)	—	183,039	(162,086)	—	164,767

Total	180,998	30,166	—	183,294	(212,997)	(3)	181,458

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 138,718 million Won for the years ended December 31, 2018, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on financial assets at FVTOCI in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	22,351	—	1,398	(25,432)	—	21,379
AFS financial assets
Equity securities	855,006	27,994	18,680	46,401	(130,028)	—	818,053
Beneficiary certificates	512,569	2,312	(3,062)	247,582	(103,894)	—	655,507

Sub-total	1,367,575	30,306	15,618	293,983	(233,922)	—	1,473,560

Derivative assets	99	329	—	—	(428)	—	—

Total	1,390,736	52,986	15,618	295,381	(259,782)	—	1,494,939

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	24,943	—	500	(37,938)	—	20,941
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	112,015	—	—	(625,667)	—	160,057

Total	707,145	136,958	—	500	(663,605)	—	180,998

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 34,992 million Won for the years ended December 31, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.

(*2)	The Bank recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes that resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of Level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity-related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

The equity investments classified as Level 3 equity securities whose costs (2,186,966 million Won and 1,675,937 million Won as of December 31, 2018 and 2017)are considered to provide the best estimate of fair value are excluded from sensitivity analysis(1,392,874 million Won and 1,062,218 million Won as of December 31, 2018 and 2017).

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	4,579	(4,352)	—	—
Loans	146	(127)	—	—
Equity securities (*2)	11,854	(8,420)	—	—
Beneficiary certificates (*3)	1,441	(1,440)	—	—
Financial assets at FVTOCI
Equity securities (*2)	—	—	14,517	(7,128)

Total	18,020	(14,339)	14,517	(7,128)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)	1,234	(526)	—	—
AFS financial assets
Equity securities (*2) (*3)	—	—	20,594	(12,398)
Beneficiary certificates (*3)	—	—	1,749	(1,695)

Total	1,234	(526)	22,343	(14,093)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	5	(513)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)

Fair value changes of equity-related derivative assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of stock price and correlation, which are major unobservable variables, by 10%. In the case of interest rate-related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate or liquidation value (-1%–1%) and discount rate. The growth rate, discount rate and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,604,176	19,300,641	—	22,904,817	22,802,050
Loans and other financial assets at amortized cost	—	—	263,712,018	263,712,018	260,350,949
Financial liabilities:
Deposits due to customers	—	237,496,448	—	237,496,448	237,426,765
Borrowings	—	14,081,175	—	14,081,175	14,081,092
Debentures	—	21,689,756	—	21,689,756	21,666,331
Other financial liabilities	—	20,097,664	—	20,097,664	20,097,011

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,398,641	—	16,604,933	16,638,727
Loans and receivables assets	—	—	247,784,211	247,784,211	248,810,624
Financial liabilities:
Deposits due to customers	—	224,355,148	—	224,355,148	224,384,156
Borrowings	—	13,631,522	—	13,631,522	13,662,984
Debentures	—	21,733,045	—	21,733,045	21,707,466
Other financial liabilities	—	13,028,595	—	13,028,595	13,029,421

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost (HTM financial assets in previous year)	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and other receivables in previous year)	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company or individual and consumer borrowers that has similar credit rating.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities are as follows (Unit: Korean Won in millions):

Financial assets	December 31, 2018
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Held for hedging)	Total
Deposits	26,935	—	12,268,372	—	12,295,307
Securities	1,794,443	17,040,674	22,802,050	—	41,637,167
Loans	21,492	—	241,285,766	—	241,307,258
Derivative assets	2,034,988	—	—	35,503	2,070,491
Other financial assets	—	—	6,796,811	—	6,796,811

Total	3,877,858	17,040,674	283,152,999	35,503	304,107,034

Financial liabilities	December 31, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Held for hedging)	Total
Deposits due to customers	27,058	237,426,765	—	237,453,823
Borrowings	164,767	14,081,092	—	14,245,859
Debentures	—	21,666,331	—	21,666,331
Derivative liabilities	2,087,548	—	17,654	2,105,202
Other financial liabilities(*)	—	20,148,283	—	20,148,283

Total	2,279,373	293,322,471	17,654	295,619,498

(*)	Other financial liabilities include 51,272 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2017
Financial assets	Financial assets at FVTPL	AFS financial assets	HTM financial assets	Loans and receivables	Derivatives assets (Held for hedging)	Total
Deposits	25,972	—	—	7,392,805	—	7,418,777
Securities	1,008,983	14,186,704	16,638,727	—	—	31,834,414
Loans	—	—	—	235,237,937	—	235,237,937
Derivative assets	3,098,769	—	—	—	59,272	3,158,041
Other financial assets	—	—	—	6,179,882	—	6,179,882

Total	4,133,724	14,186,704	16,638,727	248,810,624	59,272	283,829,051

Financial liabilities	December 31, 2017
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Held for hedging)	Total
Deposits due to customers	25,964	224,384,156	—	224,410,120
Borrowings	160,057	13,662,984	—	13,823,041
Debentures	91,739	21,707,466	—	21,799,205
Derivative liabilities	3,139,218	—	12,103	3,151,321
Other financial liabilities(*)	—	13,103,698	—	13,103,698

Total	3,416,978	272,858,304	12,103	276,287,385

(*)	Other financial liabilities include 74,277 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial instruments per category

Income or expense from financial assets and liabilities per each category during the years ended December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Interest income(expense)	Fees and commissions income(expense)	Provision(reversal) of credit loss	Others	Total
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109)	6,047	88,149	—	250,854	345,050
Financial assets at fair value through other comprehensive income (“FVTOCI”)	256,995	66	(1,704)	13,630	268,987
Securities at amortized cost	372,006	—	(1,921)	431	370,516
Loans and other financial assets at amortized cost	7,696,919	144,479	(144,372)	43,735	7,740,761
Financial liabilities at FVTPL (K-IFRS 1109)	(3,164)	—	—	17,484	14,320
Financial liabilities at amortized cost	(3,601,085)	27,138	—	25,498	(3,548,449)
Derivatives assets(liabilities)(Held for hedging)	—	—	—	(27,362)	(27,362)
Off-balance provisions	—	—	89,174	—	89,174

Total	4,727,718	259,832	(58,823)	324,270	5,252,997

	December 31, 2017
	Interest income(expense)	Fees and commissions income(expense)	Provision(reversal) of credit loss	Others	Total
Financial assets at FVTPL (K-IFRS 1039)	10,887	—	—	14,403	25,290
Available for sale (“AFS”) financial assets	209,594	79,825	(29,266)	303,880	564,033
Held to maturity (“HTM”) financial assets	303,348	—	—	—	303,348
Loans and receivables	6,855,044	144,708	(626,036)	192,679	6,566,395
Financial liabilities at FVTPL (K-IFRS 1039)	—	—	—	(111,240)	(111,240)
Financial liabilities at amortized cost	(2,988,270)	—	—	39,373	(2,948,897)
Derivatives assets(liabilities)(Held for hedging)	—	—	—	(52,959)	(52,959)
Off-balance provisions	—	—	72,832	—	72,832

Total	4,390,603	224,533	(582,470)	386,136	4,418,802

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017
Assets transferred	AFS financial assets	—	9,998
	Securities at amortized cost	5,552	—
	HTM financial assets	—	5,436

	Total	5,552	15,434

Related liabilities	Bonds sold under repurchase agreements	2,129	3,173

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	40,029	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	40,029	170,256

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as bonds sold under repurchase agreements or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Bank’s separate statements of financial position.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a resale and repurchase agreement and accounted it as a secured loans. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds purchased under agreements as loan at amortized cost and other financial assets (loans and receivables in previous year) and bonds sold under repurchase agreements as borrowings.

As of December 31, 2018 and 2017, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	1,905,771	—	1,905,771	5,439,720	66,857	485,781
Receivable spot exchange (*2)	4,086,587	—	4,086,587
Bonds purchased under repurchase agreements (*2)	11,605,383	—	11,605,383	11,605,383	—	—
Domestic exchanges receivable (*2) (*6)	30,084,899	29,699,412	385,487	—	—	385,487

Total	47,682,640	29,699,412	17,983,228	17,045,103	66,857	871,268

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	1,859,865	—	1,859,865	5,452,751	115,615	548,321
Equity-linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,092,055	—	4,092,055
Bonds sold under repurchase agreements (*5)	2,129	—	2,129	2,129	—	—
Domestic exchanges payable (*4) (*6)	36,825,514	29,699,412	7,126,102	6,231,538	—	894,564

Total	42,944,330	29,699,412	13,244,918	11,686,418	115,615	1,442,885

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loans at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	2,979,492	1,710	2,977,782	5,694,421	174,415	783,810
Receivable spot exchange (*2)	3,674,864	—	3,674,864
Bonds purchased under resale agreements (*2)	16,726,510	—	16,726,510	16,726,510	—	—
Domestic exchanges receivable (*2) (*6)	39,045,597	38,985,354	60,243	—	—	60,243

Total	62,426,463	38,987,064	23,439,399	22,420,931	174,415	844,053

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,977,240	1,710	2,975,530	5,817,331	157,750	835,243
Equity-linked securities index in short position(*3)	160,057	—	160,057
Payable spot exchange (*4)	3,674,737	—	3,674,737
Bonds sold under repurchase agreements (*5)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*4) (*6)	40,279,285	38,985,354	1,293,931	1,293,931	—	—

Total	47,094,492	38,987,064	8,107,428	7,114,435	157,750	835,243

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loans and receivables.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at fair value through profit or loss mandatorily measured at fair value.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillion):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd.	Korea	KRW	8,963	Finance
Woori Investment Bank Co., Ltd.	Korea	KRW	3,371	Other credit finance business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	6,720	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,755	Finance
Woori Fund Service Co., Ltd.	Korea	KRW	100	Finance
Woori Finance Cambodia PLC.	Cambodia	USD	1,300	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	USD	1,200	Finance
Wealth Development Bank	Philippine	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	4.6	Finance
WB Finance Co., Ltd.	Cambodia	USD	3,100	Finance
Woori Bank Europe	Germany	EUR	5,000	Finance

	December 31, 2018			December 31, 2017
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Dec.31,2018	4,900,000	100.0	Dec.31,2017
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	Dec.31,2018	6,000,000	100.0	Dec.31,2017
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Dec.31,2018	600,000	100.0	Dec.31,2017
Woori Card Co., Ltd.	179,266,200	100.0	Dec.31,2018	179,266,200	100.0	Dec.31,2017
Woori Investment Bank Co., Ltd.	403,404,538	59.8	Dec.31,2018	403,404,538	59.8	Dec.31,2017
Woori Credit Information Co., Ltd.	1,008,000	100.0	Dec.31,2018	1,008,000	100.0	Dec.31,2017
Woori America Bank	38,500,000	100.0	Dec.31,2018	38,500,000	100.0	Dec.31,2017
PT Bank Woori Saudara Indonesia 1906 Tbk	5,256,690,211	79.9	Dec.31,2018	5,256,690,211	79.9	Dec.31,2017
Woori Global Markets Asia Limited	78,000,000	100.0	Dec.31,2018	78,000,000	100.0	Dec.31,2017
Woori Bank China Limited	—	100.0	Dec.31,2018	—	100.0	Dec.31,2017
AO Woori Bank	57,999,999	100.0	Dec.31,2018	57,999,999	100.0	Dec.31,2017
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	Dec.31,2018	77,093,999	100.0	Dec.31,2017
Korea BTL Infrastructure Fund (*1)	154,910,839	99.9	Dec.31,2018	155,805,801	99.9	Dec.31,2017
Woori Fund Service Co., Ltd.	2,000,000	100.0	Dec.31,2018	2,000,000	100.0	Dec.31,2017
Woori Finance Cambodia PLC.	13,000,000	100.0	Dec.31,2018	13,000,000	100.0	Dec.31,2017
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	Dec.31,2018	1,200,000	100.0	Dec.31,2017
Wealth Development Bank	3,931,365	51.0	Dec.31,2018	3,931,365	51.0	Dec.31,2017
Woori Bank Vietnam Limited(*2)	—	100.0	Dec.31,2018	—	100.0	Dec.31,2017
WB Finance Co., Ltd.(*3)(*4)	1,200,000	100.0	Dec.31,2018	—	—	—
Woori Bank Europe(*3)	50,000,000	100.0	Dec.31,2018	—	—	—

(*1)	The Bank’s capital stock and number of shares owned have decreased, attributed to paid capital reduction of the subsidiary during the year ended December 31, 2018.
(*2)	The Bank’s capital stock have increased, attributed to paid capital added of the subsidiary during the year ended December 31, 2018.
(*3)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the year ended December 31, 2018.
(*4)	The capital has increased, attributed to capital increase without consideration from the subsidiary.

(2)

As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	December 31, 2018
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 27 structured entities	Korea	Asset securitization	—	Dec. 31, 2018
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2018
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2018
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13	Korea	Investment securities	100.0	Dec. 31, 2018
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Investment securities	98.5	Dec. 31, 2018
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Dec. 31, 2018
AI Partners Water Supply Private Placement Investment Trust No.2	England	Investment securities	97.3	Dec. 31, 2018
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Dec. 31, 2018

	December 31, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structured entities	Korea	Asset securitization	—	Dec. 31, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2017
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2017
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13 and 3 structured entities	Korea	Investment securities	100.0	Dec. 31, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Dec. 31, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Dec. 31, 2017

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of December 31, 2018 and 2017:

	December 31, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Investment securities	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th(*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Investment securities	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Investment securities	69.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Investment securities	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund(*)	Korea	Investment securities	66.2
Hangang Sewage Treatment Plant Fund (*)	Korea	Investment securities	55.6
Consus KyungJu Green Private Placement Real Estate Fund 1(*)	Korea	Investment securities	52.4

	December 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Investment securities	69.0

(*)

The Bank owns the majority ownership interest in these structured entities, but has no power over the investees’ relevant activities. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 million):

	Location	Capital	Main business	December 31, 2018
Investees				Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tire Co., Inc. (*1)	Korea	—	Manufacturing	—	—	—
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2018(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2018
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Nov. 30, 2018(*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Nov. 30, 2018(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	—	Construction	—	—	—
STX Engine Co., Ltd. (*9)	Korea	—	Manufacturing	—	—	—
STX Corporation (*9)	Korea	—	Wholesale of non-specialized goods	—	—	—
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2018(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 Collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*12)	Korea	—	Manufacturing	—	—	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—

	Location	Capital	Main business	December 31, 2018
Investees				Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Growth Partnerships New Technology Private Equity Fund (*14)	Korea	1,182	Other financial services	27,282	23.1	Dec. 31, 2018
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
Force TEC Co., Ltd.(*4)(10)	Korea	93	Manufacturing	4,780,907	25.8	—
Sinseong Trading Co., Ltd.(*4)(*10)	Korea	1	Manufacturing	2,584	27.2	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	750	Other financial services	15,000,000,000	20.0	Dec. 31, 2018
K BANK Co., Ltd. (*2)(*11)	Korea	4,775	Finance	13,468,600	14.1	Nov. 30, 2018(*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Dec. 31, 2018
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Dec. 31, 2018
Well to Sea No. 3 Private Equity Fund(*13)	Korea	2,051	Finance	102,500,000,000	50.0	Sep. 30, 2018(*6)
Youngdong Sea Food Co., Ltd. (*4)(*10)	Korea	3	Processed sea food manufacturing	12,106	24.0	—
Partner One Value Up 1st Private Equity Fund (*8)	Korea	430	Other financial services	10,000,000,000	23.3	Dec. 31, 2018
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership(*8)	Korea	221	Other financial services	4,426,000,000	20.0	Dec. 31, 2018
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund(*8)	Korea	121	Other financial services	3,025,000,000	25.0	Dec. 31, 2018

	Location	Capital	Main business	December 31, 2017
Investees				Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tire Co., Inc. (*1)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2017(*6)
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Nov. 30, 2017(*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Nov. 30, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.0	Sep. 30, 2017(*6)
STX Engine Co., Ltd. (*9)	Korea	691	Manufacturing	8,082,650	29.2	—
STX Corporation (*9)	Korea	478	Wholesale of non-specialized goods	3,772,400	19.7	Sep. 30, 2017(*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*12)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Plating	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*14)	Korea	1,249	Other financial services	28,833	23.1	Dec. 31, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Korea	342	Other financial services	6,840,000,000	20.0	Dec. 31, 2017
K BANK Co., Ltd. (*2)(*11)	Korea	3,500	Finance	9,078,462	13.0	Nov. 30, 2017(*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Dec. 31, 2017
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Dec. 31, 2017
Well to Sea No. 3 Private Equity Fund (*13)	Korea	2,051	Finance	102,500,000,000	50.0	Sep. 30, 2017(*6)

(*1)

The Bank did not have significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution, and thus the entity was excluded from the investment in associates for the year ended December 31, 2018.

(*2)	The Bank can participate in the decision-making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank as of December 31, 2018 and 2017.
(*4)	There is no investment amount as of December 31, 2018 and 2017.
(*5)	The investments in associates that have quoted market prices are Chin Hung International Inc. (current years: KRW 2,065, previous year: KRW 1,915).
(*6)	The significant transactions and events at the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)

The Bank lost significant influence over the entity due to the stock consolidation and the capital increase of the associate during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*8)	Due to capital contribution by the Bank for the year ended December 31, 2018, the entities were included in the investment in associates.
(*9)	The entity was sold after it was transferred to assets held for distribution (sale) and was excluded from the investment in associates.
(*10)

Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed for the year ended December 31, 2018, it has been included in the investment in associates.

(*11)	Due to paid capital increase of associates, the Bank’s capital stock and number of holding shares increased during the year ended December 31, 2018.
(*12)	The entity was excluded from the associate as the bank sold its entire stake during the year ended December 31, 2018.
(*13)

The Bank has entered into a contract whereas the Bank (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Bank, when the Fund disposes them.

(*14)	Due to paid capital reduction, the Bank’s capital stock and number of holding shares decreased for the year ended December 31, 2018.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of December 31, 2018 and 2017, are as follows:

	December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

	December 31, 2017
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	465,050	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
Youngdong Sea Food Co., Ltd.	12,106	24.0
Sinseong Trading Co., Ltd.	2,584	27.2
CL Tech Co., Ltd.	13,759	38.6
Force TEC Co., Ltd.	4,780,907	25.8
Protronics Co., Ltd.	95,921	48.1
Instern Co., Ltd.	14,296	20.1

(*)

Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; thus, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL (K-IFRS 1109) for the year ended December 31, 2018 and AFS securities (K-IFRS 1039) for the year ended December 31, 2017, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2018
Investees	January 1, 2018	Acquisitions	Disposals and others(*)	Impairment	December 31, 2018
Woori FIS Co., Ltd.	35,362	—	(35,362)	—	—
Woori Private Equity Asset Management Co., Ltd.	43,227	—	(43,227)	—	—
Woori Finance Research Institute Co., Ltd.	3,364	—	(3,364)	—	—
Woori Card Co., Ltd.	1,274,260	—	—	—	1,274,260
Woori Investment Bank	143,814	—	—	—	143,814
Woori Credit Information Co., Ltd.	24,666	—	(24,666)	—	—
Woori America Bank	281,471	—	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	783,164	7,500	(12,044)	—	778,620
Woori Fund Service Co., Ltd.	10,000	—	(10,000)	—	—
Woori Finance Cambodia PLC.	15,850	—	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	155,400	77,440	—	—	243,840
WB Finance Co., Ltd.	—	88,216	(654)	—	87,562
Woori Bank Europe	—	64,062	—	—	64,062
Kumho Tire Co., Inc.	98,932	—	(98,932)	—	—
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	70,969	—	—	—	70,969
Poonglim Industrial Co., Ltd.	6	—	(6)	—	—
STX Corporation	7,809	—	(7,809)	—	—
Saman Corporation	1,255	—	—	(241)	1,014
Woori Growth Partnerships New Technology Private Equity Fund	28,833	360	(3,346)	—	25,847
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	8,160	—	—	15,000
K BANK Co., Ltd.	45,392	21,951	—	—	67,343
Smart Private Equity Fund No. 2	3,000	—	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,992	—	(509)	—	101,483
Partner One Value Up 1st Private Equity Fund	—	10,000	—	—	10,000
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	4,426	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	—	3,025	—	—	3,025

Total	4,148,795	285,140	(239,919)	(241)	4,193,775

(*)

The amount replaced from investments in associates to assets held for distribution (sale) is 116,619 million Won. The amount replaced from investments in joint ventures and associates to assets financial assets at FVOCI (K-IFRS 1109) is 6 million Won and the amount replaced from investments in joint ventures and associates to financial assets at FVTPL (K-IFRS 1109) is 98,932 million Won.

	For the year ended December 31, 2017
Investees	January 1, 2017	Acquisitions (*)	Disposals and others	Impairment	December 31, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	100,000	—	—	1,274,260
Woori Investment Bank	79,992	63,822	—	—	143,814
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	79,100	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	112,612	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brazil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	2,698	(59)	—	783,164
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	4,600	11,250	—	—	15,850
Woori Finance Myanmar Co., Ltd.	2,389	11,260	—	—	13,649
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	(76,720)	98,932
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	(5,418)	—	—
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(37,551)	70,969
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	(44,615)	—	—
SamHo Co., Ltd.	7,492	—	(7,492)	—	—
STX Corporation	7,424	8,546	—	(8,161)	7,809
Saman Corporation	8,521	—	—	(7,266)	1,255
Woori Growth Partnerships New Technology Private Equity Fund	13,602	15,729	(498)	—	28,833
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	5,040	—	—	6,840
K BANK Co. Ltd.	32,500	12,892	—	—	45,392
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	3,000	—	—	3,000
Well to Sea No.3 Private Equity Fund	—	102,500	(508)	—	101,992

Total	3,779,169	572,502	(68,928)	(133,948)	4,148,795

(*)	Changes in investments in associates due to debt-equity swaps are 49,599 million Won.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Acquisition cost	399,805	378,004
Accumulated depreciation	(32,688)	(27,769)

Net carrying value	367,117	350,235

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2018	2017
Beginning balance	350,235	348,393
Acquisition	12,957	3,029
Depreciation	(3,723)	(3,580)
Transfers from(to) premises and equipment	7,623	2,472
Foreign currencies translation adjustments	25	(79)

Ending balance	367,117	350,235

(3)

Fair value of investment properties is amounting to 427,329 million won and 372,596 million won as of December 31, 2018 and 2017, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)	Rental fee earned from investment properties is amounting to 14,402 million Won and 13,918 million Won for the years ended December 31, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,466,639	852,662	609,709	396,751	7,720	3,333,481
Accumulated depreciation	—	(202,213)	(424,871)	(356,055)	—	(983,139)

Net carrying value	1,466,639	650,449	184,838	40,696	7,720	2,350,342

	December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,472,170	848,668	498,298	385,398	64,241	3,268,775
Accumulated depreciation	—	(178,845)	(379,232)	(336,108)	—	(894,185)

Net carrying value	1,472,170	669,823	119,066	49,290	64,241	2,374,590

(2) Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):
	For the year ended December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Beginning balance	1,472,170	669,823	119,066	49,290	64,241	2,374,590
Acquisitions	990	13,088	55,710	12,567	7,059	89,414
Disposals	(29)	—	(24)	(731)	(187)	(971)
Depreciation	—	(25,103)	(52,431)	(27,852)	—	(105,386)
Classified to assets held for distribution (sale)	(3,651)	(2,592)	(920)	—	—	(7,163)
Transfer	(2,863)	(4,760)	63,283	—	(63,283)	(7,623)
Foreign currencies translation adjustments	22	5	122	82	(110)	121
Others	—	(12)	32	7,340	—	7,360

Ending balance	1,466,639	650,449	184,838	40,696	7,720	2,350,342

	For the year ended December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	4,244	21,065	40,717	17,367	50,878	134,271
Disposals	(1,840)	(2,593)	(106)	(1,191)	—	(5,730)
Depreciation	—	(25,140)	(42,847)	(27,444)	—	(95,431)
Classified to assets held for sale	(2,693)	(1,059)	—	—	—	(3,752)
Transfer	(196)	(2,134)	64	—	(206)	(2,472)
Foreign currencies translation adjustments	(65)	(70)	(125)	(202)	(94)	(556)
Others	—	(12)	(210)	6,202	—	5,980

Ending balance	1,472,170	669,823	119,066	49,290	64,241	2,374,590

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	1,143	284,898	667,262	12,438	10,415	976,156
Accumulated amortization	(623)	(64,330)	(557,329)	—	—	(622,282)
Accumulated impairment losses	—	—	—	(707)	—	(707)

Net carrying value	520	220,568	109,933	11,731	10,415	353,167

	December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	951	81,224	575,148	11,870	153,209	822,402
Accumulated amortization	(471)	(26,827)	(489,433)	—	—	(516,731)
Accumulated impairment losses	—	—	—	(2,346)	—	(2,346)

Net carrying value	480	54,397	85,715	9,524	153,209	303,325

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	480	54,397	85,715	9,524	153,209	303,325
Acquisitions	192	18,594	42,382	2,811	97,067	161,046
Disposal	—	—	(196)	(1,021)	—	(1,217)
Amortization (*)	(152)	(38,790)	(69,023)	—	—	(107,965)
Reversal of impairment loss	—	—	—	403	—	403
Transfer	—	188,189	51,672	—	(239,861)	—
Classified to assets held for distribution (sale)	—	(1,822)	(630)	—	—	(2,452)
Foreign currencies translation adjustments	—	—	32	14	—	46
Others	—	—	(19)	—	—	(19)

Ending balance	520	220,568	109,933	11,731	10,415	353,167

(*)	Amortization of other intangible assets amounting to 51,770 million Won is included in other operating expenses.

	For the year ended December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	258	41,026	131,514	9,618	59,814	242,230
Acquisitions	326	23,198	16,395	302	93,395	133,616
Disposal	—	—	—	(316)	—	(316)
Amortization (*)	(104)	(9,736)	(56,243)	—	—	(66,083)
Impairment loss	—	—	—	(43)	—	(43)
Foreign currencies translation adjustments	—	—	(25)	(37)	—	(62)
Others	—	(91)	(5,926)	—	—	(6,017)

Ending balance	480	54,397	85,715	9,524	153,209	303,325

(*)	Amortization of other intangible assets amounting to 48,292 million Won is included in other operating expenses.

17.	ASSETS HELD FOR DISTRIBUTION (SALE)

(1) Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Disposal group as held for distribution	141,143	—
Investments in subsidiaries and associates	—	44,615
Premises and equipment(*)	2,145	1,568

Total	143,288	46,183

(*)	The Bank classifies premises and equipment, which are highly likely to be distributed within one year as assets held for distribution (sale).

(2)	Disposal group and Liabilities as held for distribution

In accordance with the establishment of financial holding company and plans on share transfer, the Bank classified assets, liabilities and equity of each subsidiary as of the end of the reporting period. The details of disposal group held for distribution as of December 31, 2018 as follows (Unit: KRW won in millions)

		December 31, 2018
Disposal group as held for distribution
Investment securities of subsidiaries	Woori FIS Co., Ltd	35,362
	Woori Private Equity Asset Management Co., Ltd	43,227
	Woori Finance Research Institute Co., Ltd.	3,364
	Woori Credit Information Co., Ltd.	24,666
	Woori Fund Service Co., Ltd.	10,000
Other assets	Wibee members	30,370
Impairment loss		(5,846)

Total		141,143

Liabilities as held for distribution
Other liabilities	Wibee members	72,361

Bank calculated net fair value of each subsidiary subject to future distribution as of December 31, 2018 based on the value of net asset and net income. The computed value is classified as Level 3 in the fair value, hierarchy.

The Bank estimates the assets held for distribution (sale) the lower of net fair value and book value, and thus 5,846 million won is recognized as impairment loss as the end of December 2018.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loans at amortized cost and other financial assets	Due from banks in local currency	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for futures or options and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,887,218	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury government bonds and others	The BOK and others	6,378,398	Settlement risk and others

		Total	9,511,436

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loans and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,135	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and corporate bonds	Korea Securities Depository	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury, government bonds and others	The BOK and others	1,540,985	Settlement risk and others
HTM financial assets	Korean treasury and government bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	7,601,016	Settlement risk and others

		Total	9,678,902

(*)

The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	The Bank does not have assets acquired through foreclosure as of December 31, 2018 and 2017

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	40,029	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

Total		40,029	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2018 and 2017, are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,165,473	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,538,936	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Prepaid expenses	140,843	113,835
Advance payments	3,007	839
Others	3,145	3,215

Total	146,995	117,889

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,114,606	—
Financial liabilities held for trading	—	3,165,182
Financial liabilities at fair value through profit or loss designated as upon initial recognition	164,767	—
Financial liabilities designated as at FVTPL	—	251,796

Total	2,279,373	3,416,978

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value(Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deposits
Gold banking liabilities	27,058	25,964
Derivative liabilities	2,087,548	3,139,218

Total	2,114,606	3,165,182

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition(Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Equity-linked securities index
Equity-linked securities index in short position	164,767	160,057
Debentures
Debentures in local currency	—	91,739

Total	164,767	251,796

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	Accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition does not have.

The adjustment to reflect Bank’s credit risk is considered in measuring the fair value of equity-linked securities index and debentures. The Bank’s credit risk is determined by adjusting credit spread observed in credit rating of Bank.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition’s(Financial liabilities designated as at FVTPL) carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31,2017
Carrying amount	164,767	251,796
Nominal amount at maturity	217,280	255,408

Difference	(52,513)	(3,612)

(6)	Changes in equity in relation to financial liabilities at fair value through profit or loss designated as upon initial recognition

The cumulative gain or loss realized as a result of the derecognition of financial liabilities designated as at FVTPL that is presented in other comprehensive income and transferred within equity is 4 million Won (after income tax expense) for the year ended December 31, 2018.

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	11,081,708	9,354,122
Deposits at termination	204,215,703	194,426,228
Mutual installment	30,783	34,055
Certificate of deposits	6,510,571	4,341,643

Sub-total	221,838,765	208,156,048

Deposits in foreign currency:
Deposits in foreign currencies	15,657,683	16,263,301

Present value discount	(69,683)	(35,193)

Total	237,426,765	224,384,156

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2018
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,359,968

Sub-total			6,466,806

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.7	6,961,717
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.9	33,543

Sub-total			6,995,260

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Banks and others	0.0 ~ 7.3	597,645
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	2,129
Present value discount			(84)

Total			14,081,092

	December 31, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,106,303

Sub-total			6,233,730

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 3.1	6,884,235
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Sub-total			6,912,520

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Banks and others	1.5 ~ 2.7	476,773
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			13,662,984

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.6 ~ 4.5	16,346,278	1.5 ~ 5.8	16,965,338
Subordinated bonds	3.0 ~ 5.9	5,343,478	3.4 ~ 5.9	4,765,501

Sub-total		21,689,756		21,730,839

Discount on bonds		(23,425)		(23,373)

Total		21,666,331		21,707,466

(*)	Included debentures under fair value hedge relationships are 2,956,565 million Won and 3,089,751million Won as of December 31, 2018 and 2017, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Asset retirement obligation	61,477	56,243
Provisions for guarantees (*1)	92,636	185,557
Provisions for unused loan commitments	71,368	36,031
Provisions for customer reward credits	—	37,256
Other provisions (*2)	58,020	52,940

Total	283,501	368,027

(*1)	Provisions for guarantees include provision for financial guarantee of 51,272 million Won and 74,277 million Won as of December 31, 2018 and 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*1)	49,384	18,102	127,511	194,997
Replaced with 12-month expected credit loss	84	(84)	—	—
Replaced with expected credit loss for the entire period	(236)	91,007	(90,771)	—
Replaced with credit-impaired financial assets	(38)	(29)	67	—
Provisions used	(20,429)	—	—	(20,429)
Net reversal of unused amount	(4,118)	(75,298)	(25,729)	(105,145)
Others (*2)	23,213	—	—	23,213

Ending balance	47,860	33,698	11,078	92,636

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	This is the effect of new financial guarantee contracts that are initially measured at fair value.

For the year ended December 31, 2017
Beginning balance	240,023
Provisions provided	2,443
Provisions used	(24,826)
Reversal of provisions unused	(57,452)
Others	25,369

Ending balance	185,557

2)	Provisions for unused loan commitments

	For the year ended December 31, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	42,106	13,100	167	55,373
Replaced with 12-month expected credit loss	1,708	(1,551)	(157)	—
Replaced with expected credit loss for the entire period	(820)	825	(5)	—
Replaced with credit-impaired financial assets	(77)	(1,329)	1,406	—
Net provision(reversal) of unused amount	(2,128)	19,510	(1,411)	15,971
Others	24	—	—	24

Ending balance	40,813	30,555	—	71,368

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the year ended December 31, 2017
Beginning balance	53,919
Provisions used	(65)
Reversal of unused amount	(17,823)

Ending balance	36,031

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For years ended December 31
	2018	2017
Beginning balance	56,243	52,838
Provisions provided	1,361	2,033
Provisions used	(822)	(1,131)
Reversal of provisions unused	(989)	(715)
Amortization	562	426
Increase in restoration costs and others	5,122	2,792

Ending balance	61,477	56,243

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation -arising from leased premises as of December 31, 2018, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For year ended December 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	37,256	52,940	90,196
Provisions provided	2,050	7,795	9,845
Provisions used	(80,629)	(5,015)	(85,644)
Transfer (*)	59,924	—	59,924
Classified as held for sale	(46,140)	(2,055)	(48,195)
Others	27,539	4,355	31,894

Ending balance	—	58,020	58,020

	For the years ended December 31, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	18,170	15,523	33,693
Provisions provided	7,626	41,699	49,325
Provisions used	(67,528)	(4,282)	(71,810)
Transfer (*)	60,057	—	60,057
Others	18,931	—	18,931

Ending balance	37,256	52,940	90,196

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the year ended December 31, 2018 and 2017, respectively.

(5)	Others

The Bank provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Bank is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Bank has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

24.	NET DEFINED BENEFIT LIABILITIES

The characteristics of the Bank’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue-chip corporate bonds’ earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns, but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Present value of defined benefit obligation	1,175,650	990,007
Fair value of plan assets	(1,039,487)	(975,723)

Net defined benefit liabilities	136,163	14,284

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Beginning balance	990,007	919,707
Current service cost	130,006	135,129
Interest cost	30,604	25,517
Remeasurements	95,848	(27,009)
Foreign currencies translation adjustments	29	(109)
Retirement benefit paid	(70,844)	(52,300)
Curtailment or settlement	—	(10,928)

Ending balance	1,175,650	990,007

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Beginning balance	975,723	990,645
Interest income	32,163	29,436
Remeasurements	(13,999)	(13,432)
Employer’s contributions	117,000	32,000
Retirement benefit paid	(69,109)	(49,353)
Curtailment or settlement	—	(11,052)
Others	(2,291)	(2,521)

Ending balance	1,039,487	975,723

(4)

Plan assets wholly consist of fixed deposits as of December 31, 2018 and 2017. Among plan assets, realized returns on plan assets amount to 18,164 million Won and 16,004 million Won for the years ended December 31, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the next accounting year amounts to 140,519 million Won.

(5)

Current service cost, net interest income, loss(gain) on the curtailment or settlement and re-measurements recognized in the separate statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2018	2017
Current service cost	130,006	135,129
Net interest income	(1,559)	(3,919)
Loss (gain) on the curtailment or settlement	—	124

Cost recognized in net income	128,447	131,334
Remeasurements	109,847	(13,577)

Cost recognized in total comprehensive income	238,294	117,757

Retirement benefit service costs related to defined contribution plans amount to 1,873 million Won and 3,200 million Won for the years ended December 31, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2018	December 31, 2017
Discount rate	2.69%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 13.21 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2018 (*)	December 31, 2017 (*)
Discount rate	Increase by 1% point	(113,874)	(91,364)
	Decrease by 1% point	133,530	106,296
Future wage growth rate	Increase by 1% point	132,324	105,849
	Decrease by 1% point	(115,041)	(92,682)

(*)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	4,360,077	4,079,676
Accrued expenses	2,018,814	1,874,837
Borrowing from trust accounts	3,850,860	3,363,579
Agency business revenue	396,735	344,591
Foreign exchanges payable	520,815	576,525
Domestic exchanges payable	7,127,706	1,304,416
Other miscellaneous financial liabilities	1,822,657	1,486,567
Present value discount	(653)	(770)

Sub-total	20,097,011	13,029,421

Other liabilities:
Unearned income	56,502	55,019
Other miscellaneous liabilities	116,999	80,667

Sub-total	173,501	135,686

Total	20,270,512	13,165,107

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	—	—	—	—	—
Swaps	151,908,990	35,503	229,811	17,654	266,596
Purchase options	530,000	—	10,461	—	—
Written options	525,000	—	—	—	12,438

Currency:
Futures	294,172	—	—	—	—
Forwards	87,625,827	—	840,859	—	774,241
Swaps	66,419,673	—	761,907	—	772,805
Purchase options	1,933,454	—	17,544	—	—
Written options	3,134,774	—	—	—	20,739

Equity:
Futures	186,737	—	—	—	—
Swaps	441,573	—	31,377	—	1,217
Purchase options	4,925,315	—	143,029	—	—
Written options	6,145,935	—	—	—	239,512

Total	324,071,450	35,503	2,034,988	17,654	2,087,548

	December 31, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—
Swaps	130,861,378	59,272	224,660	12,103	257,905
Purchase options	630,000	—	12,346	—	—
Written options	795,000	—	—	—	12,869

Currency:
Futures	290,457	—	—	—	—
Forwards	71,333,635	—	1,301,850	—	1,360,945
Swaps	47,445,136	—	1,347,815	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—
Written options	4,038,237	—	—	—	58,687

Equity:
Futures	91,436	—	—	—	—
Purchase options	5,060,706	—	146,775	—	—
Written options	4,504,290	—	—	—	99,770

Others:
Futures	—	—	—	—	—
Swaps	7,805	—	1,056	—	1,037
Purchase options	—	—	—	—	—
Written options	5,000	—	—	—	100

Total	267,430,079	59,272	3,098,769	12,103	3,139,218

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging assets and liabilities are presented as a separate line item in the separate statements of financial position.

(2)	Overview of the Bank’s hedge accounting

As of the year end, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,956,565 million Won. The purpose of the hedging is to avoid fair value change risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from difference in the timing of the cash flow of the hedged item, price margin set by the counterparty of hedging instruments, or unilateral credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument as of December 31, 2018 are as follows (Unit: USD):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap(USD)	—	1,350,000,000	1,300,000,000	2,650,000,000

(4)	The average interest rate and average interest rate of the hedging instrument as of December 31, 2018 are as follows:

Average interest rate
Fair value hedge
Interest rate risk	fixed 3.96% receipt/Libor 3M+1.61% paid
Interest rate swap(USD)	fixed 5.88% receipt/Libor 6M+2.15% paid

(5)	The amounts related to items designated as hedging instruments as of December 31, 2018 are as follows (Unit: USD and Korean Won in millions):

	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap(USD)	2,650,000,000	35,503	17,654	Derivative assets (Held for hedging) Derivative liabilities (Held for hedging)	(27,362)

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of December 31, 2018 are as follows (Unit: Korean Won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,956,565	—	5,200	Debentures	25,498

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		Hedge ineffectiveness recognized in profit	Line item in the profit that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,864)	Other net operating income

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Beginning balance	7,416	13,422
New transactions	23,744	500
Amounts recognized in losses	(5,645)	(6,506)

Ending balance	25,515	7,416

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are differences noted between the transaction price and the fair value. The table above presents the differences yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	December 31, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 shares	5,000,000,000 shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 shares	676,000,000 shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding for the years ended December 31, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	December 31, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	—	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	—
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(13,837)	(12,912)

Total				3,161,963	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Accumulated other comprehensive loss:
Net loss on valuation of financial assets at FVTOCI	(116,032)	—
Gain on valuation of AFS financial assets	—	271,559
Net gain on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	—	—
Loss on foreign currency translation of foreign operations	(18,811)	(26,693)
Remeasurement loss related to defined benefit plan	(217,516)	(137,877)

Sub-total	(352,359)	106,989

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(368)	(208,158)

Total	(386,840)	(135,282)

(2)	Changes in the accumulated other comprehensive gain (loss) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
	Beginning balance (*1)	Increase (decrease) (*2)(*3)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(121,818)	(34)	8,015	(2,195)	(116,032)
Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	(96)	132	—	(36)	—
Gain (loss) on foreign currency translation of foreign operations	(26,693)	10,872	—	(2,990)	(18,811)
Remeasurement gain (loss) related to defined benefit plan	(137,877)	(109,847)	—	30,208	(217,516)

Total	(286,484)	(98,877)	8,015	24,987	(352,359)

(*1)	The beginning balance was adjusted in accordance with K-IFRS 1109.
(*2)	Net gain (loss) on valuation of financial assets at FVTOCI included the 1,009 million Won transfered to retained earnings due to disposal of equity securities.
(*3)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk included the 4 million Won and is transfered to retained earnings due to redemption.

	For the year ended December 31, 2017
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	319,698	77,862	(125,063)	(938)	271,559
Gain (loss) on foreign currencies translation of foreign operations	7,400	(46,581)	—	12,488	(26,693)
Remeasurement gain (loss) related to defined benefit plan	(154,443)	13,576	—	2,990	(137,877)

Total	172,655	44,857	(125,063)	14,540	106,989

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS AND OTHER RESERVES

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Sub-total	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,804	7,418,806
	Regulatory reserve for credit loss	2,091,721	2,017,342
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Sub-total	10,810,785	10,443,212

Retained earnings before appropriation		1,908,029	1,041,925

	Total	14,622,952	13,260,559

i.	Earned surplus reserve

In accordance with Article 40 the Banking Act, earned surplus reserve is appropriated as at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income after accumulated deficit for financial structure improvement until tangible common equity ratio equals 5.5%, but this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank limits such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) are as follows (Unit: Korean won in millions):

	2018(*)	2017
Unappropriated retained earnings:
Beginning of year	842	213
Interim dividend	—	(67,328)
Adjustment of K-IFRS 1109 implementation effect	246,464	—
Disposal gain or loss in FVOCI financial assets	1,013	—
Net income	1,810,904	1,276,112
Dividend on/repayment of hybrid equity securities	(151,194)	(167,072)

	1,908,029	1,041,925

Transfer from retained earnings:
Provision of revaluation excess	1,842	36,105
Credit loss	202,905	—
Reserves for research and personnel development	—	11,700

	204,747	47,805

Appropriation of retained earnings:
Legal reserve	182,000	128,000
Regulatory reserve for credit loss	—	74,379
Other reserve	251	715
Amortization of loss of repayment of hybrid equity securities	368	208,158
Cash dividend (dividend per share (%)) 2018: 650 won (13%), 2017: 500 won (10%)	437,626	336,636
Additional reserve	816,300	341,000

	1,436,545	1,088,888

Unappropriated retained earnings to be carried forward to next year	676,231	842

(*)	Retained earnings in the current period is restated in accordance with K-IFRS 1109.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), the Bank shall disclose the difference as the planned regulatory reserve for credit loss. The planned provision(reversal) is recognized subsequent to December 31, 2018.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Balance as at December 31	2,091,721	2,017,342
Planned provision (reversal) of regulatory reserve for credit loss	(202,905)	74,379

Balance after recognizing the planned provision(reversal)	1,888,816	2,091,721

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2018	2017
Net income before the provision of regulatory reserve	1,810,904	1,276,112
Provision(reversal) of regulatory reserve for credit loss (*)	(8,628)	74,379
Adjusted net income after the provision of regulatory reserve	1,819,532	1,201,733
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	2,479	1,537

(*)

The amount of reserve for credit loss for the year ended December 31, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

The Bank’s dividends for the years ended December 31, 2018 and 2017, are 650 won and 500 won per share, respectively, and total dividend payments amount to 437,626 million won and 336,636 million won, respectively. Dividends for the current period will be brought up as an agenda in the annual shareholders’ meeting scheduled for March 27, 2019.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Financial assets at FVTPL (K-IFRS 1109)	6,047	—
Financial assets at FVTOCI	256,995	—
Financial assets at amortized cost:
Securities at amortized cost	372,006	—
Loans and other financial assets at amortized cost:
Interest on due from banks	96,901	—
Interest on loans	7,578,302	—
Interest of other receivables	21,716	—

Sub-total	8,068,925	—

Financial assets at FVTPL (K-IFRS 1039)	—	17,735
AFS financial assets	—	209,594
HTM financial assets	—	303,348
Loans and receivables:
Interest on due from banks	—	69,007
Interest on loans	—	6,764,407
Interest of other receivables	—	21,630

Sub-total	—	6,855,044

Total	8,331,967	7,385,721

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Interest on deposits due to customers	2,704,194	2,209,408
Interest on borrowings	252,140	212,632
Interest on debentures	558,328	499,873
Other interest expense	89,587	73,205

Total	3,604,249	2,995,118

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Fees and commission received for brokerage	301,106	303,715
Fees and commission received related to credit	163,489	160,048
Fees and commission received for electronic finance	121,712	110,379
Fees and commission received on foreign exchange handling	51,977	50,699
Fees and commission received on foreign exchange	25,390	23,621
Fees and commission received for guarantee	73,302	70,707
Fees and commission received on securities business	88,149	79,225
Fees and commission from trust management	185,239	148,969
Other fees	140,837	125,475

Total	1,151,201	1,072,838

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Fees and commissions paid	148,296	141,574
Others	258	243

Total	148,554	141,817

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Financial assets at FVTPL (K-IFRS 1109)	63,690	—
Financial assets at FVTPL (K-IFRS 1039)	—	146
Financial assets at FVTOCI	12,296	—
AFS financial assets	—	125,453

Total	75,986	125,599

(2)

Details of net gain or loss on financial instrument at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2018
Dividend income recognized from assets held
Equity securities	12,022
Dividend income recognized in assets derecognized	274

Total	12,296

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE (K-IFRS 1109 AND 1039)

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	187,165	—
Gain on financial instruments held for trading	—	14,257
Gain on financial instruments at fair value through profit or loss designated as upon initial recognition	17,484	—
Loss on financial instruments designed as at fair value through profit or loss	—	(111,240)

Total	204,649	(96,983)

(2)

Details of Gain (loss) on financial instruments at fair value through profit or loss mandatorily measured at fair value and Gain (loss) on financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2018	2017
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	113,618	705
		Gain on disposals	28,136	7,695
		Loss on valuation	(20,479)	(2,429)
		Loss on disposals	(11,745)	(654)

		Sub-total	109,530	5,317

	Loans	Gain on valuation	1,606
		Gain on disposals	4,136
		Loss on valuation	(4,805)
		Loss on disposals	(117)

		Sub-total	820

	Other financial assets	Gain on valuation	2,050	6,524
		Gain on disposals	530	2,353
		Loss on valuation	(2,280)	(7,885)
		Loss on disposals	(86)	(619)

		Sub-total	214	373

Sub-total			110,564	5,690

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,269,528	1,088,055
		Loss on transactions and valuation	(1,302,937)	(1,050,244)

		Sub-total	(33,409)	37,811

	Currency derivatives	Gain on transactions and valuation	4,888,508	7,197,779
		Loss on transactions and valuation	(4,780,695)	(7,340,708)

		Sub-total	107,813	(142,929)

	Equity derivatives	Gain on transactions and valuation	481,123	511,080
		Loss on transactions and valuation	(478,946)	(397,411)

		Sub-total	2,177	113,669

	Other derivatives	Gain on transactions and valuation	2,099	4,056
		Loss on transactions and valuation	(2,079)	(4,040)

		Sub-total	20	16

Sub-total			76,601	8,567

Total			187,165	14,257

(3)

Details of Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Loss on financial instruments designed as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(2,058)	(79,965)
Gain(loss) on valuation of equity-linked securities	17,945	(32,511)

Sub-total	15,887	(112,476)

Gain(loss) on other financial instruments:
Gain on valuation of other financial instruments	1,597	1,236

Total	17,484	(111,240)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gains on redemption of securities	28	—
Gains on transactions of securities	1,305	164,269
Impairment loss on securities	—	(29,266)

Total	1,333	135,003

39.	IMPAIRMENT REVERSAL(LOSS) DUE TO CREDIT LOSS

Impairment reversal (loss) due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Impairment loss due to credit loss on financial assets measured at FVTOCI	(1,704)	—
Impairment loss due to credit loss on securities at amortized cost	(1,921)	—
Reversal(provision) for credit loss on loan and other financial assets at amortized cost	(144,372)	—
Impairment loss due to credit loss	—	(626,036)
Reversal of provision on guarantee	105,145	55,009
Reversal of provision on (provision for) unused loan commitment	(15,971)	17,823

Total	(58,823)	(553,204)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2018	2017
Salaries	Short-term employee benefits	Salaries	1,229,278	1,104,755
		Employee benefits	411,175	510,583
		Retirement benefit service costs	130,320	134,534
		Termination	221,677	298,496

		Sub-total	1,992,450	2,048,368

Depreciation and amortization			161,581	113,223

Other general and administrative expenses		Rent	255,594	251,739
		Taxes and public dues	92,816	88,631
		Service charges	199,221	176,908
		Computer and IT related	262,477	226,315
		Telephone and communication	36,663	32,902
		Operating promotion	36,804	37,927
		Advertising	66,341	62,956
		Printing	7,073	7,258
		Traveling	8,805	9,398
		Supplies	5,154	5,161
		Insurance premium	2,997	3,295
		Reimbursement	21,147	25,380
		Maintenance	14,312	13,163
		Water, light and heating	12,428	12,105
		Vehicle maintenance	7,653	7,785
		Others	5,820	6,211

		Sub-total	1,035,305	967,134

		Total	3,189,336	3,128,725

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Gains on transactions of foreign exchange	982,555	3,040,858
Gains on disposals of loans and receivables (*1)	—	201,631
Gains related to derivatives (Designated for hedging)	9,126	—
Gains on fair value hedged items	42,797	53,532
Others (*2)	55,016	58,180

Total	1,089,494	3,354,201

(*1)

Gain (loss) on disposal of loan and receivables occurred during the years ended December 31, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

Other income includes such income, amounting to 29,316 million Won and 29,336 million Won, respectively for years ended December 31, 2018 and 2017 that the Bank recognized for it to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Losses on transactions of foreign exchange	724,229	2,612,797
KDIC deposit insurance premium	311,662	300,505
Contribution to miscellaneous funds	295,909	283,551
Loss on disposals of loans and receivables(*1)	—	8,952
Losses related to derivatives (Designated for hedging)	36,488	52,959
Losses on fair value hedged items	17,299	—
Others (*2)	96,556	108,193

Total	1,482,143	3,366,957

(*1)

Loss on disposal of loan and receivables occurred during the years ended December 31, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

For the years ended December 31, 2018 and 2017, ‘other expense’ includes losses amounting to 1,594 million Won and 5,237 million Won, respectively, which are related to the Bank’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, it includes 51,770 million Won and 48,292 million Won of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of losses on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Impairment losses of investments in subsidiaries and associates	(241)	(133,948)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Other non-operating incomes	149,165	95,999
Other non-operating expenses	(78,984)	(132,387)

Total	70,181	(36,388)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Rental fee income	15,022	14,375
Dividends from investments in subsidiaries and associates	37,481	34,004
Gains on disposal of investments in subsidiaries and associates	35,409	9,256
Gains on disposal of premises and equipment, intangible assets and other assets	25,537	12,950
Reversal of impairment loss of premises and equipment, intangible assets and other assets	491	141
Others	35,225	25,273

Total	149,165	95,999

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Depreciation of investment properties	3,723	3,580
Interest expenses of refundable deposits	620	458
Losses on disposals of premises and equipment, intangible assets and other assets	933	1,714
Impairment loss on premises and equipment, intangible assets and other assets	5,933	184
Donation	47,542	95,040
Others	20,233	31,411

Total	78,984	132,387

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Current tax expense:
Current tax expense with respect to the current period	355,754	410,282
Adjustments recognized in the current period in relation to the tax expense of prior periods	6,283	(4,381)

Sub-total	362,037	405,901

Deferred tax expense(income):
Changes in deferred tax assets (liabilities) relating to the temporary differences	312,690	(61,791)

Income tax expense	674,727	344,110

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Net income before income tax expense	2,485,631	1,620,222
Tax calculated at statutory tax rate (*)	683,086	391,632
Adjustments:
Effect of income that is exempt from taxation	(44,151)	(43,775)
Effect of expenses that are not deductible in determining taxable income	11,339	10,291
Adjustments recognized in the current period in relation to the current tax of prior periods	6,283	(4,381)
Others	18,170	(9,657)

Sub-total	(8,359)	(47,522)

Income tax expense	674,727	344,110

Effective tax rate	27.2%	21.2%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2018 and 2017, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2018
		K-IFRS 1109 adoption effect
	Beginning balance	Recognized as retained earnings	Recognized as other comprehensive income	Beginning balance after K-IFRS 1109 adoption	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	494,159	(150,140)	149,247	493,266	(100,500)	(2,231)	390,535
Loss on valuation of derivatives	(9,828)	(3,990)	—	(13,818)	(14,033)	—	(27,851)
Accrued income	(60,460)	—	—	(60,460)	4,989	—	(55,471)
Provision for loan losses	572	46,870	—	47,442	(46,286)	—	1,156
Loans and receivables written off	7,776	—	—	7,776	(3,211)	—	4,565
Loan origination costs and fees	(134,477)	36	—	(134,441)	(13,913)	—	(148,354)
Defined benefit liability	266,785	—	—	266,785	25,175	30,208	322,168
Deposits with employee retirement insurance trust	(277,130)	—	—	(277,130)	(21,385)	—	(298,515)
Provisions for guarantees	30,602	1,370	—	31,972	(20,597)	—	11,375
Other provision	34,712	7,732	—	42,444	15,399	—	57,843
Others	(114,168)	5,395	—	(108,773)	(138,328)	(2,990)	(250,091)

Net deferred tax assets (liabilities)	238,543	(92,727)	149,247	295,063	(312,690)	24,987	7,360

	For the year ended December 31, 2017
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	424,035	71,062	(938)	494,159
Gain (loss) on valuation of derivatives	(42,730)	32,902	—	(9,828)
Accrued income	(69,769)	9,309	—	(60,460)
Provision for loan losses	1,017	(445)	—	572
Loans and receivables written off	51,393	(43,617)	—	7,776
Loan origination costs and fees	(108,192)	(26,285)	—	(134,477)
Defined benefit liability	211,353	52,442	2,990	266,785
Deposits with employee retirement insurance trust	(217,764)	(59,366)	—	(277,130)
Provisions for guarantees	41,108	(10,506)	—	30,602
Other provision	21,203	13,509	—	34,712
Others	(149,443)	22,786	12,489	(114,168)

Net deferred tax assets (liabilities)	162,211	61,791	14,541	238,543

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Deductible temporary differences	264,972	220,345
Tax loss carry forward	56,513	56,513
Taxable temporary differences	(866,294)	(866,294)

Total	(544,809)	(589,436)

No deferred income tax asset has been recognized for the deductible temporary difference of KRW 226,191 million associated with investments in subsidiaries and associates as of December 31, 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future. KRW 38,781 million associated with others, respectively, as of December 31, 2018, due to the uncertainty that these will be realized in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of KRW 866,294 million associated with investment in subsidiaries and associates as of December 31, 2018, due to the following reasons:

-	The Bank is able to control the timing of the reversal of the temporary differences.

-	It is probable that the temporary differences will not be reversed in the foreseeable future.

As of December 31, 2018, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 – 2 years	2 – 3 years	More than 3 years
Tax loss carry forward	—	—	—	56,513

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Net gain on valuation of financial assets at FVTOCI	44,012	—
Loss on valuation of AFS securities	—	(103,005)
Gain on foreign currency translation of foreign operations	7,135	10,125
Remeasurement of the net defined benefit liability	82,506	52,298

Total	133,653	(40,582)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Current tax assets	—	—
Current tax liabilities	110,127	212,376

43.	EARNINGS PER SHARE(“EPS”)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2018	2017
Net income attributable to common shareholders	1,810,904	1,276,112
Dividends to hybrid securities	(151,194)	(167,072)
Net income attributable to common shareholders	1,659,710	1,109,040
Weighted-average number of common shares outstanding	673 million shares	673 million shares
Basic EPS (Unit: Korean Won)	2,466	1,648

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2018 and 2017.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Confirmed guarantees:
Guarantees for loans	125,870	157,299
Acceptances	257,203	229,705
Guarantees in acceptance of imported goods	158,179	108,238
Other confirmed guarantees	6,638,359	6,322,111

Sub-total	7,179,611	6,817,353

Unconfirmed guarantees:
Local letters of credit	305,057	383,117
Letters of credit	3,276,807	3,615,934
Other unconfirmed guarantees	647,968	485,123

Sub-total	4,229,832	4,484,174

Commercial paper purchase commitments and others	2,581,007	2,288,201

Total	13,990,450	13,589,728

(2)	Details of unused loan commitments and other commitments are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Loan commitments	65,012,748	50,214,855
Other commitments	2,173,333	1,902,703

(3)	Litigation case

Legal cases where the Bank is involved in are as follows (Unit: Korean Won in millions):

	December 31, 2018
	As plaintiff	As defendant
Number of cases (*)	54 cases	132 cases
Amount of litigation	448,357	245,287
Provisions for litigations		16,770

	December 31, 2017
	As plaintiff	As defendant
Number of cases (*)	65 cases	130 cases
Amount of litigation	403,832	242,858
Provisions for litigations		7,750

(*)	The number of lawsuits as of December 31, 2018 and 2017 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

45.	RELATED-PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2018 and 2017, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2018 and 2017 are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., Woori Bank Europe, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 37 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 4 beneficiary certificates

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 28 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2018	December 31, 2017
Subsidiaries	Woori FIS Co., Ltd.	Other assets	61	114
		Deposits due to customers	51,057	27,216
		Other liabilities	16,498	18,365

	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	1,323	2,410
		Other liabilities	—	1

	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	2,741	2,718
		Other liabilities	588	517

	Woori Card Co., Ltd.	Other assets	14,820	20,209
		Deposits due to customers	78,490	65,326
		Other liabilities	14,656	14,457
		Derivative liabilities	271	1,232

	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	100,000	—
		Loans	37,900	22,600
		Loss allowance	(81)	(23)
		Other assets	6,712	—
		Deposits due to customers	6,050	7,755
		Other liabilities	9,237	2,391

	Woori Credit Information Co., Ltd.	Other assets	—	2
		Deposits due to customers	14,674	15,585
		Other liabilities	10,945	10,739

	Woori America Bank	Cash and cash equivalents	12,354	3,658
		Loans	15,350	—
		Loss allowance	(4)	—

	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	11,110	5,180
		Loans	368,973	160,710
		Loss allowance	(791)	(166)
		Other assets	1,463	—
		Deposits due to customers	—	72

Related parties		A title of account	December 31, 2018	December 31, 2017
Subsidiaries	Woori Global Markets Asia Limited	Loans	354,364	172,184
		Loss allowance	(369)	(70)
		Deposits due to customers	2,613	6,057
		Borrowings	3,041	—
		Other liabilities	—	23

	Banco Woori Bank do Brasil S.A.	Loans	1,006	1,607
		Loss allowance	(1)	(1)

	Woori Bank China Limited	Cash and cash equivalents	38,312	23,602
		Loans	325,060	246,422
		Loss allowance	(697)	(230)
		Other assets	3,853	108,650
		Deposits due to customers	61,526	73,264
		Other liabilities	2,492	107,791
		Derivative liabilities	9	—

	AO Woori Bank	Cash and cash equivalents	16,699	16,222
		Loans	54,687	53,426
		Loss allowance	(117)	(55)
		Other assets	79	44

	Korea BTL Infrastructure Fund	Other assets	9	9

	Woori Fund Service Co., Ltd.	Deposits due to customers	8,605	6,458
		Other liabilities	1,128	829

	Woori Finance Cambodia PLC.	Loans	69,099	32,142
		Loss allowance	(72)	(13)
		Other liabilities	6	2

	Woori Finance Myanmar Co., Ltd.	Loans	4,472	4,286
		Loss allowance	(5)	(2)

	Woori Bank Vietnam Limited	Loans	16,883	17,410
		Loss allowance	(159)	(143)
		Other assets	165,560	111,705
		Deposits due to customers	195	—
		Borrowings	16,772	—

	WB Finance Co., Ltd. (*1)	Loan	122,991	—
		Loss allowance	(128)	—
		Other liabilities	13	—

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	565	1,510
		Other liabilities	103,367	91,762

	Structured entities	Loans	2,882	2,102
		Loss allowance	(4)	(302)
		Other assets	121	40
		Derivative assets	11,671	725
		Deposits due to customers	6,485	11,853
		Other liabilities	3,706	1,629
		Derivative liabilities	126	2,740

	Beneficiary certificates	Other assets	20	2

Related parties		A title of account	December 31, 2018	December 31, 2017
Associates	Kumho Tire Co., Inc.(*2)	Loans	—	170,553
		Loss allowance	—	(156,621)
		Deposits due to customers	—	666
		Other liabilities	—	1

	Woori Service Networks Co., Ltd.	Deposits due to customers	1,967	1,311
		Other liabilities	312	325

	Korea Credit Bureau Co., Ltd.	Deposits due to customers	6,494	5,586
		Other liabilities	19	54

	Korea Finance Security Co., Ltd.	Deposits due to customers	5,040	2,854
		Other liabilities	6	7

	Chin Hung International Inc.	Deposits due to customers	11,605	46,220
		Other liabilities	2,960	1,656

	Poonglim Industrial Co., Ltd. (*3)	Deposits due to customers	—	4

	STX Engine Co., Ltd. (*4)	Loans	—	106,044
		Loss allowance	—	(88,603)
		Deposits due to customers	—	18,092
		Other liabilities	—	29

	STX Corporation(*4)	Loans	—	47,664
		Loss allowance	—	(31,164)
		Deposits due to customers	—	77,555
		Other liabilities	—	27

	Well to Sea No. 3 Private Equity Fund	Loans	1,857	73,810
		Loss allowance	(9)	(39)
		Deposits due to customers	356	61
		Other liabilities	64	27

	Others (*5)	Loans	260	499
		Loss allowance	(234)	(471)
		Other assets	—	1
		Deposits due to customers	8,049	2,906
		Other liabilities	165	73

(*1)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the year ended December 31, 2018.
(*2)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)

The Bank lost significant influence over the entity due to the stock consolidation and the capital increase of the associate during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*4)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.
(*5)	Others include Saman Corporation, Kyesan Engineering Co., Ltd, DAEA SNC Co., Ltd., etc., as of December 31, 2018 and 2017.

(3)	Gain or loss from transactions with related parties is as follows (Unit: Korean Won in millions):

		A title of account	For the years ended December 31
Related parties			2018	2017
Corporation that has significant influence over the Bank	KDIC(*1)	Interest expenses	—	15,331
Subsidiaries	Woori FIS Co., Ltd.	Fees income	537	514
		Other income	7,507	7,473
		Interest expenses	16	—
		Other expenses	238,312	215,371
	Woori Private Equity Asset Management Co., Ltd.	Fees income	20	12
		Interest expenses	8	9
	Woori Finance Research Institute Co., Ltd.	Fees income	10	9
		Interest expenses	51	41
		Fees expenses	4,650	4,680
	Woori Card Co., Ltd.	Interest income	689	—
		Fees income	142,552	142,968
		Gains related to derivatives	961	—
		Other income	798	785
		Interest expenses	39	53
		Fees expenses	76	8
		Losses related to derivatives	—	1,359
	Woori Investment Bank Co., Ltd.	Fees income	669	616
		Interest income	1,853	1,805
		Other income	538	4,061
		Interest expenses	20	20
		Other expenses	—	7,020
		Impairment losses due to credit loss	58	23
	Woori Private Equity Fund(*2)	Fees income	—	1
		Interest expenses	—	1
	Woori Credit Information Co., Ltd.	Fees income	69	58
		Dividends income	—	504
		Other income	408	392
		Interest expenses	232	172
		Fees expenses	12,668	11,250
	Woori America Bank	Fees income	343	—
		Other income	13	—
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	1,463	2,525
		Fees income	121	111
		Dividends income	6,127	3,300
		Impairment losses due to credit loss (reversal of provision for credit loss)	625	(74)
	Woori Global Markets Asia Limited	Interest income	7,162	2,633
		Fees income	19	56
		Interest expenses	3	7
		Impairment losses due to credit loss (reversal of provision for credit loss)	299	(117)

		A title of account	For the years ended December 31
Related parties			2018	2017
Subsidiaries	Woori Bank China Limited	Interest income	7,589	3,114
		Fees income	438	486
		Gains related to derivatives	7	—
		Interest expenses	612	657
		Fees expenses	1	—
		Other expenses	1	—
		Impairment gain(loss) due to credit loss (reversal of provision for credit loss)	467	(117)
	AO Woori Bank	Interest income	965	567
		Impairment losses due to credit loss(reversal of provision for credit loss)	62	(12)
	Banco Woori Bank do Brasil S. A	Interest income	45	27
		Reversal of provision for credit loss	—	(3)
	Korea BTL Infrastructure Fund	Dividends income	30,185	27,290
		Fees income	77	78
	Woori Fund Service Co., Ltd.	Fees income	21	19
		Other income	192	164
		Interest expenses	140	98
	Woori Finance Cambodia PLC.	Interest income	2,126	658
		Fees income	12	10
		Impairment losses due to credit loss (reversal of provision for credit loss)	59	(12)
	Woori Finance Myanmar Co., Ltd.	Interest income	158	114
		Fees income	5	—
		Impairment losses due to credit loss	3	—
	Woori Bank Vietnam Limited	Interest income	618	708
		Fees income	62	—
		Interest expense	2,186	—
		Impairment losses due to credit loss	16	143
	WB Finance Co., Ltd. (*3)	Interest income	1,453	—
		Impairment losses due to credit loss	128	—
	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	8,282	7,389
		Interest expenses	1,626	727
		Other expenses	33	32
	Structured entities	Interest income	106	14
		Fees income	10,150	7,111
		Gains related to derivatives	13,187	725
		Interest expenses	9	9
		Reversal of provision for credit loss	(298)	(3,845)
		Losses related to derivatives	—	5,840
	Beneficiary certificates	Dividends income	852	12,461
		Fees income	774	—

		A title of account	For the years ended December 31
Related parties			2018	2017
Associates	Kumho Tire Co., Inc.(*4)	Interest income	1,098	2,641
		Fees income	—	5
		Interest expenses	—	1
		Impairment losses due to credit loss (reversal of provision for credit loss)	(156,621)	155,971
	Woori Blackstone Korea Opportunity No.1 Private Equity Fund(*5)	Dividends income	—	2,700
	Woori Service Networks Co., Ltd.	Dividends income	2	8
		Other income	30	30
		Interest expenses	14	24
	Korea Credit Bureau Co., Ltd.	Dividends income	113	149
		Interest expenses	62	82
	Korea Finance Security Co., Ltd.	Dividends income	54	54
		Interest expenses	12	12
	Chin Hung International Inc.	Interest income	—	364
		Fees income	—	1
		Interest expenses	43	27
		Reversal of provision for credit loss	—	(4,011)
	STX Engine Co., Ltd.(*6)	Interest income	333	1,417
	.	Fees income	—	57
		Interest expenses	86	147
		Reversal of provision for credit loss	(88,603)	(833)
	Samho International Co., Ltd.(*7)	Interest income	—	486
		Fees income	—	6
		Interest expenses	—	334
		Reversal of provision for credit loss	—	(628)
	STX Corporation(*6)	Interest income	—	219
		Fees income	—	30
		Interest expenses	2	6
		Reversal of provision for credit loss	(31,164)	(61,451)
	Well to Sea No. 3 Private Equity Fund (*8)	Interest income	2,179	982
		Dividends income	517	—
		Interest expenses	9	4
		Impairment losses due to credit loss (reversal of provision for credit loss)	(30)	39
	Others (*9)	Dividends income	484	—
		Other income	14	—
		Interest expenses	40	13
		Impairment losses due to credit loss (reversal of provision for credit loss)	(237)	218

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the ‘corporation that has significant influence over the Bank’ category.
(*2)	The entity is not in scope for consolidation due to its liquidation for the year ended December 31, 2017
(*3)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the year ended December 31, 2018.
(*4)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*5)	The entity is excluded from the list of associates due to its liquidation for the year ended December 31, 2017.

(*6)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.
(*7)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2017 and thus was excluded from the list of associates.
(*8)	Due to capital contribution, the entity was included in the list of associates during the year ended December 31, 2017.
(*9)	Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., etc., for the years ended December 31, 2018 and 2017.

(4)	Major loan transactions with related parties for the years ended December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	160,710	346,809	142,341	3,795	368,973
	Woori Global Markets Asia Limited	172,184	732,518	553,559	3,221	354,364
	Woori Bank China Limited	246,422	713,980	647,078	11,736	325,060
	AO Woori Bank	53,426	208,783	207,522	—	54,687
	Banco Woori Bank do Brasil S.A.	1,607	2,230	2,682	(149)	1,006
	Woori Finance Cambodia PLC.	32,142	34,963	—	1,994	69,099
	Woori Finance Myanmar Co., Ltd.	4,286	—	—	186	4,472
	Woori Bank Vietnam Limited	17,410	—	1,283	756	16,883
	WB Finance Co., Ltd. (*2)	—	122,602	—	389	122,991
	Woori America Bank	—	15,350	—	—	15,350
	Woori Investment Bank Co., Ltd.	22,600	44,900	29,600	—	37,900
	Structured entities	2,102	1,026	463	217	2,882
Associates	Kumho Tire Co., Inc.(*3)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund (*4)	73,810	16,857	88,810	—	1,857
	STX Engine Co., Ltd. (*5)	39,886	—	2,177	(37,709)	—

		For the years ended December 31, 2017
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	157,105	132,191	112,927	(15,659)	160,710
	Woori Global Markets Asia Limited	146,724	412,194	382,397	(4,337)	172,184
	Woori Bank China Limited	247,743	329,844	313,783	(17,382)	246,422
	AO Woori Bank	43,861	169,254	159,798	109	53,426
	Banco Woori Bank do Brasil S.A.	1,813	—	—	(206)	1,607
	Woori Finance Cambodia PLC.	24,170	19,197	8,341	(2,884)	32,142
	Woori Finance Myanmar Co., Ltd.	2,417	2,232	—	(363)	4,286
	Woori Bank Vietnam Limited	—	24,843	6,325	(1,108)	17,410
	Woori Investment Bank Co., Ltd.	—	27,600	5,000	—	22,600
	Structured entities	13,627	295	12,315	495	2,102
Associates	Kumho Tire Co., Inc.(*3)	50,413	7,057	—	—	57,470
	Well to Sea No. 3 Private Equity Fund (*4)	—	83,810	10,000	—	73,810
	STX Engine Co., Ltd. (*5)	44,797	2,177	7,088	—	39,886

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the year ended December 31, 2018.
(*3)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*4)	Due to capital contribution, the entity was included in the list of associates during the year ended December 31, 2017.
(*5)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

(5)

There are no major borrowing transactions with related parties other than those of 16,772 million Won and 3,041 million Won in foreign currency call-money transactions with Woori Bank Vietnam Limited and Woori Global Markets Asia Limited, respectively, during the year ended December 31, 2018. And there are no major borrowing transactions with related parties for the year ended December 31, 2017.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2018	December 31, 2017
Woori Card Co., Ltd.	Unused loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd.	Unused loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	—	1,388
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	161,758	151,385
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	92,545	69,940
AO Woori Bank	Confirmed guarantees in foreign currencies	27,826	34,683
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies and others	21,017	22,987
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	47,799	—
Korea BTL Infrastructure Fund	Securities purchase contract	303,578	311,078
Woori Finance Cambodia PLC.	Unused loan commitment	20,349	16,071
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	40,398	26,285
WB Finance Co., Ltd. (*1)	Unused loan commitment	44,724	—
Kumho Tire Co., Inc.(*2)	Import credit in foreign currencies and others	—	4,181
Chin Hung International Inc.	Unused loan commitment	31,749	31,749
STX Engine Co., Ltd. (*3)	Import credit in foreign currencies and others	—	68,858
STX Corporation(*3)	Import credit in foreign currencies and others	—	17,557
Well to Sea No. 3 Private Equity Fund	Unused loan commitment	208,143	236,190
Structured entities	Loan commitment in local currency	1,320,420	830,100
	Unused loan commitment	1,618	810
	Securities purchase contract	1,274	—

(*1)	The Bank acquired over 50% ownership of WB Finance Co., Ltd. during the year ended December 31, 2018.
(*2)

The Bank lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to 3,510 million Won and 74,205 million Won as of December 31, 2018 and 2017, respectively.

The amount of guarantees and unused loan commitments provided by the related parties to the Bank as of December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2018	December 31, 2017
Woori Card Co., Ltd.	Loan commitment in local currency	174,287	178,893

(7)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2018	December 31, 2017
Woori Card Co., Ltd.	Unsettled commitment	100,000	100,000
Woori Bank China Limited	Unsettled commitment	203	—
Structured entities	Unsettled commitment	1,198,500	782,914

(8)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Short-term employee salaries	12,326	12,024
Retirement benefit service costs	489	472

Total	12,815	12,496

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,816 million Won and 6,096 million Won, respectively, as of December 31, 2018, and with respect to the assets, the Bank has not recognized any allowance nor related impairment loss due to credit losses.

(9)	The Bank and Woori Card Co., Ltd. have joint obligation on the liability of the Bank that arose prior to the spin-off of Woori Card Co., Ltd.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2018	December 31, 2017	For the years ended December 31
			2018	2017
Trust accounts	53,560,071	43,895,511	1,049,105	1,029,501

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Receivables:
Trust fees receivable	28,703	25,286
Payables:
Deposits due to customers	574,330	585,832
Borrowings from trust accounts	3,020,371	2,711,529

Total	3,594,701	3,297,361

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2018	2017
Revenue:
Trust fees	177,913	141,999
Termination fees	5,885	1,565

Total	183,798	143,564

Expense:
Interest expenses on deposits due to customers	7,813	17,768
Interest expenses on borrowings from trust accounts	38,873	31,956

Total	46,686	49,724

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows:

1)	The carrying values of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Principal guaranteed trusts:
Old-age pension trusts	3,564	4,058
Personal pension trusts	521,200	530,556
Pension trusts	819,102	791,920
Retirement trusts	42,187	50,035
New personal pension trusts	8,104	8,563
New old-age pension trusts	2,134	2,467

Sub-total	1,396,291	1,387,599

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	835	801

Sub-total	854	820

Total	1,397,145	1,388,419

2)	The amounts that the Bank must pay by the operating results of the principal guaranteed trusts or the principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	33	32

47.	EVENT AFTER THE REPORTING PERIOD

After the end of the reporting period, the financial holding company was established on January 11, 2019. In accordance with the established of financial holding company, six companies, Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. became fully owned subsidiaries of the said financial holding company.

After the financial holding company is established, the shares of the Bank was delisted from the Korea Stock Exchange and New York Stock Exchange on January 11, 2019, and the shares of the newly established financial holding company was listed on February 13, 2019, both Korea Stock Exchange and New York Stock Exchange.